





\\\ What Sets Us



LaBarge inc

\\\ **2010 Annual Report** \\\

for the fiscal year ended June 27, 2010

What Drives Us Forward

LaBarge, Inc. excelled in fiscal 2010. Sales, earnings and bookings of new business notably surpassed previous records. Gross profit, operating income and backlog grew by double digits. We outperformed our peers, our industry and most companies in general. LaBarge entered fiscal 2011 in a position of strength, looking forward to another year of growth and excellent operational performance.

We're proud of our excellent financial results, but it's the story behind them that's really compelling:

We believe the unique amalgam of LaBarge's solid strategic plan, high-performance environment and disciplined financial management sets us apart and forms the foundation for sustainable long-term growth.



\\\ CORPORATE PROFILE \\\

LaBarge, Inc. (NYSE Amex: LB) is a proven leader in electronics manufacturing services, with customers in diverse markets, including defense, aerospace, industrial, natural resources and medical. Our full-service approach combines broad-based manufacturing capabilities and extensive value-added services like engineering and design support to produce highly complex, high-performance electronics for our customers.

We put more than 40 years of electronics manufacturing experience to work every day to help our customers achieve their goals. Headquartered in St. Louis, LaBarge has manufacturing operations in Arkansas, Missouri, Oklahoma, Pennsylvania, Texas and Wisconsin. Learn more at www.labarge.com.

\\\ OUR VISION \\\

We succeed by helping our customers succeed.

\\\ OUR MISSION \\\

We create value for our stakeholders—customers, employees, investors and suppliers—by partnering with our customers to provide exceptional manufacturing solutions.

FINANCIAL HIGHLIGHTS \\\ LaBarge, Inc.

(in thousands, except per-share amounts)

	2010	2009	2008
Net sales	**$ 289,303**	$ 273,368	$ 279,485
Gross profit	**57,626**	50,785	54,987
Gross profit percentage	**19.9%**	18.6%	19.7%
Operating profit	**23,691**	17,975	25,430
Operating profit percentage	**8.2%**	6.6%	9.1%
Net earnings	**$ 14,888**	$ 10,338	$ 14,827
Diluted net earnings per common share	**$ 0.93**	$ 0.64	$ 0.92
Bookings	**$ 320,022**	$ 222,027	$ 294,570
Backlog	**$ 198,727**	$ 168,008	$ 221,293
Total debt	**$ 37,327**	$ 45,488	$ 15,629
Stockholders' equity	**$ 115,640**	$ 103,151	$ 91,469

10-year compound annual growth rate of 12% for bookings, 14% for sales and 25% for earnings.

LONG-TERM GROWTH ACHIEVEMENT

(in millions)



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\\\ CONTENTS \\\

What Sets Us Apart

2010



CRAIG LABARGE
Chairman of the Board,
Chief Executive Officer and President

\\\ A REPORT ON OUR YEAR \\\ Outstanding operational performance and increased customer demand across most key market sectors propelled LaBarge's sales and earnings to record levels in fiscal 2010. Bookings of new business for the year also set a new company record, and fiscal 2010 full-year gross profit, operating income and backlog generated double-digit increases over the previous fiscal year's levels.

Net sales for the year were $289.3 million, up 6 percent from $273.4 million in fiscal 2009. Net earnings grew 44 percent to $14.9 million, or $0.93 per diluted share, from $10.3 million, or $0.64 per diluted share, in fiscal 2009.

Our fiscal 2010 results benefitted from the addition of our Appleton operation, which was acquired in December 2008. It produced full-year net sales of $62.4 million and diluted earnings per share of $0.12, compared with net sales of $25.9 million and a net loss of $0.02 per diluted share in fiscal 2009. Appleton's fiscal 2009 results reflect just two full quarters as part of the company's operations.

Fiscal 2010 was a year of outstanding accomplishments for LaBarge, Inc. Sales, earnings and bookings of new business surpassed previous records.

For the 2010 fiscal year, gross margin increased 130 basis points to 19.9 percent, compared with 18.6 percent in fiscal 2009. The Appleton operation generated gross margin of 12.3 percent in the 2010 fiscal year, compared with 8.8 percent in fiscal 2009. Appleton's 350 basis point improvement in gross margin was largely the result of better efficiencies, plant utilization and mix.

Approximately 96 percent of LaBarge's net sales in the 2010 fiscal year were attribuable to customers in four market sectors—defense, industrial, natural resources and medical. All but one of these markets—defense—generated double-digit increases in sales over the prior fiscal year.

To Our Stockholders and Employees

FISCAL 2010 WAS A YEAR OF OUTSTANDING ACCOMPLISHMENTS FOR LABARGE, INC. Sales, earnings and bookings of new business surpassed previous records. We advanced our business development efforts on many fronts and achieved excellent operational performance. Our business strategy was tested and validated, as it has been many times before. It continues to serve us well.



$190.1 $235.2 $279.5 $273.4
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Net Sales (in millions)

When fiscal 2010 began in July 2009, our near-term visibility was uncertain. Like most companies, we were experiencing the negative impact of the weak economic environment. All of our major markets were impacted, except defense. However, we were beginning to see some strengthening in certain of our key market sectors. The turnaround that began tentatively in the first quarter gained strength throughout the remainder of the fiscal year.



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Net Earnings Per Diluted Share

Not only did we exceed our expectations for the year, we outperformed our direct competitors, other companies in our industry, and most industrial companies in general.

During the previous fiscal year, in the midst of the economic downturn, we took the opportunity to strengthen our competitive position by accelerating investments in new manufacturing technologies, expanded capabilities and operational excellence initiatives. Thus, we were positioned to respond quickly in fiscal 2010—and we did—when the turnaround came.

Shipments to defense customers represented the largest portion of fiscal 2010 net sales at 42 percent, compared with 47 percent in fiscal 2009. In actual dollars, fiscal 2010 sales from the defense market sector were down 4 percent from the comparable period a year earlier. Despite this interruption of growth, we believe we are well established on many long-term military platforms that will continue to provide a healthy level of revenue and profitability for LaBarge. We expect defense revenues will be up in fiscal 2011.

Shipments to industrial customers represented 23 percent of fiscal 2010 net sales versus 19 percent in fiscal 2009. In actual dollars, fiscal 2010 sales from the industrial market sector were up 26 percent from the comparable period a year earlier. We have experienced a broad-based recovery in the industrial sector, with growth coming from a variety of customers.

Shipments to natural resources customers represented 20 percent of fiscal 2010 net sales versus 18 percent in fiscal 2009. In actual dollars, fiscal 2010 sales from the natural resources market sector increased 14 percent from the comparable period a year earlier. We saw strengthening across the natural resources sector, although much of the fiscal 2010 growth was attributable to increased shipments to a wind-power generation customer.

Shipments to medical customers represented 11 percent of fiscal 2010 net sales versus 9 percent in fiscal 2009. In actual dollars, fiscal 2010 sales from the medical sector grew 26 percent from the comparable period a year earlier. The growth in medical sales from the prior year was the result of increased shipments to multiple medical sector customers.

\\\ NEW BUSINESS GENERATION \\\ Fiscal 2010 was an outstanding year for new business generation with important new opportunities being won in every key market sector. For the year, bookings set a new company record at more than $320 million, up 44 percent from fiscal 2009 and 9 percent higher than our last bookings peak in fiscal 2008. Our strong bookings performance in fiscal 2010 drove backlog up 18 percent to $198.7 million at fiscal 2010 year-end, versus $168.0 million a year earlier.

The largest increases in bookings in fiscal 2010 came from the industrial and natural resources market sectors, which experienced a dramatic recovery in the second half of the fiscal year. The increases in both market sectors were broad-based and the result of building order activity from many customers.

Increased orders from Owens-Illinois, Inc., our biggest customer, were the largest factor in a 90 percent gain in industrial bookings from the prior year. However, a resurgence of order activity with several new and existing customers in the test and measurement and semiconductor industries also made significant contributions to industrial sector bookings in fiscal 2010. We believe order activity from the industrial sector will remain strong for the foreseeable future.

Natural resources bookings for fiscal 2010 increased 70 percent from the prior year. The primary driver was greater demand for equipment used in wind-power generation systems. Increased orders from existing and new customers in the oil-and-gas, mining and agriculture industries also contributed significantly to the growth in natural resources bookings during fiscal 2010. We anticipate the natural resources sector will remain strong for the foreseeable future.

As we expected, demand in the defense market sector picked up in the second half of fiscal 2010, particularly in the fourth quarter, when bookings increased 35 percent from the comparable period a year earlier. Bidding activity remains high and we expect continued success in securing new and expanded involvement on many long-term defense platforms like the BLACK HAWK helicopter, F-35 Joint Strike Fighter and many missile and radar programs. Our success in these endeavors is validated by our recent contract awards on the Joint Standoff Weapon and Rolling Airframe Missile systems, and the BLACK HAWK. In addition, Sikorsky Aircraft Corporation, developer and prime contractor for the BLACK HAWK, recently awarded LaBarge Supplier Gold status. The designation recognizes superior performance in quality, delivery, lean manufacturing and customer satisfaction, and LaBarge is one of only 10 companies that currently have earned gold status.

Recent investments in new technology and manufacturing systems that expand our capabilities are helping us secure new customers in key market sectors, including defense. One example is a contract award from Parker Aerospace valued at approximately $5 million in sales a year. We are providing Parker with printed circuit card assemblies for a variety of military and commercial aircraft programs, including the Boeing C-17 military

GROSS MARGIN


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19.9%



Based on our capabilities and the technically challenging applications LaBarge takes on, the company's gross margins have ranged between 18.6 percent and 21.6 percent in the last five years, significantly better than the single-digit gross margins common in the electronics manufacturing services industry. We believe this is an appropriate and sustainable range for LaBarge's gross margins over the long term.



(left to right)

RICK PARMLEY Vice President, Business Development
BILL BITNER Vice President, Operations
CRAIG LABARGE Chairman of the Board, Chief Executive Officer and President
DON NONNENKAMP Vice President, Chief Financial Officer and Secretary
RANDY BUSCHLING Vice President and Chief Operating Officer
TERESA HUBER Vice President, Operations

“Recent investments in new technology and manufacturing systems that expand our capabilities are helping us secure new customers in key market sectors, including defense.”

“We begin fiscal 2011 in a position of strength and we look forward to another year of growth and excellent operational performance.”

BACKLOG
(in millions)

FISCAL 2010 was an outstanding year for new business generation with important new opportunities being won in every key market sector. For the year, bookings increased 44 percent from fiscal 2009, and were 9 percent higher than our last bookings peak. Our strong bookings performance in fiscal 2010 drove backlog up 18 percent to $198.7 million at year-end, compared with $168.0 million a year earlier.



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* Includes a reduction of $39.6 million related to the Eclipse Aviation bankruptcy.



$198.7 million

transport aircraft, the Airbus A350 passenger airliner and the Joint Strike Fighter. In short, we feel good about our place in the defense sector and believe that we will continue to win more than our fair share of opportunities on secure, long-term defense platforms.

Although full-year bookings in the medical market sector were down 15 percent, bidding activity is strong. In addition to opportunities with existing customers, our efforts to expand business with several new companies in the medical sector are beginning to bear fruit. We expect bookings from this sector to pick up as fiscal 2011 advances.

\\\ MOVING FORWARD \\\ The recent gains in LaBarge's business are due to our solid strategic plan, our high-performance environment focused on customer solutions and outstanding execution. Our strong financial position, broad-based capabilities and diverse market approach provided us with a competitive edge during the economic downturn. All these factors, together with the $15.0 million in capital investments we made in fiscal years 2009 and 2010, allowed us to respond quickly to our customers' needs as the economy improved.

Looking ahead, bookings of new business have continued at a strong pace into early fiscal 2011. Based on our current visibility, we believe this business strength will continue throughout the current fiscal year, fueled by healthy order flow in our major market sectors. In short, we begin fiscal 2011 in a position of strength and we look forward to another year of growth and excellent operational performance.

Craig E. LaBarge
Chairman of the Board, Chief Executive Officer and President

October 8, 2010





What Sets Us Apart

OUR DEFENDABLE NICHE Our focused business niche is a competitive advantage within the EMS industry. It creates an entry point to a growing sector of the industry where outsourcing is in its relatively early stages.

OUR GROWTH PROSPECTS LaBarge has demonstrated its ability to achieve excellent long-term growth. And while our historical growth has been very strong, we believe it is our future growth prospects that really set us apart.

OUR FINANCIAL STRENGTH Our financial strength validates LaBarge's staying power as a reliable manufacturing partner and distinguishes us in an industry generally characterized by low profit margins.

OUR PERFORMANCE CULTURE Our continuous improvement culture sharpens our competitive edge and allows us to meet the many and diverse demands that come with being the provider of choice within our business niche.



\\\ Our Defendable Niche

LaBarge is a stand-out niche provider within the electronics manufacturing services (EMS) industry. We provide low-to-medium volume production of custom, highly complex, high-performance electronics. We specialize in producing sophisticated electronic products and systems for a diverse array of end markets, including defense, industrial, natural resources and medical, where reliability and peak performance are vital. This is a far cry from the largest EMS providers whose business model is typically based on high-volume offshore production of products that are generally for the consumer market. LaBarge's business model is much different than these companies' and we rarely see them as competitors.

\\\ INCREASING DEMAND \\\

Our niche is a competitive advantage and it differentiates us within the EMS industry. It creates an entry point to a sector of the industry where outsourcing is in its relatively early stages—that is, outsourced production of highly complex electronic products and systems. This sector is growing as more and more original equipment manufacturers (OEMs) turn to outsourcing as a way to reduce costs. Many of these large companies have or once had the in-house ability to do the work LaBarge is now doing for them, but they no longer consider this capability core to their business. Today, more of these OEMs are making a strategic decision to focus on their core competencies, generally product development or full-system integration, and contract out the high-quality manufacturing services they require.


42 YEARS OF
EXPERIENCE MANUFACTURING
HIGH-PERFORMANCE ELECTRONICS

\\\ LONG-TERM CUSTOMERS \\\

Our full-service approach appeals to the blue-chip customer base we target because these customers are looking for fewer, more capable supplier-partners. This requirement, paired with the highly specialized manufacturing services they need, provide LaBarge with the continued opportunity for building long-term customer relationships—something we know a lot about and at which we excel. Seven of our top 12 customer relationships span more than 10 years, and many have been in place for decades.

Proximity is also important to our customers. We currently do all of our manufacturing in the United States—some in close geographic proximity to our customers—because the lower volume, high complexity and frequency of change typical in what we manufacture make this approach more practical and cost-effective than manufacturing in distant countries throughout the world.


FISCAL 2010
NET SALES BY MARKET
4%
11%
20%
42%
23%

DIVERSE MARKETS

Ninety-six percent of LaBarge's net sales in fiscal 2010 came from customers in the defense, industrial, natural resources and medical market sectors. Cultivating a universe of customers in diverse end markets is a key part of our strategy. This approach provides balance and increased stability in our business, and helps insulate the company from downturns in any single industry.

- DEFENSE
- INDUSTRIAL
- NATURAL RESOURCES
- MEDICAL
- OTHER



In fiscal 2010, LaBarge earned Supplier Gold status from Sikorsky Aircraft Corporation for its work on the BLACK HAWK helicopter program. The designation recognizes superior performance in quality, delivery, lean manufacturing and customer satisfaction. LaBarge manufactures and tests more than 100 different wiring harnesses and electronic assemblies for a variety of BLACK HAWK models.



\\\ Our Growth Prospects

WITH A 10-YEAR COMPOUND ANNUAL GROWTH RATE of 14 percent for sales and 25 percent for earnings, LaBarge has demonstrated its ability to achieve excellent long-term growth. And while our historical growth has been very strong, we believe it is our future growth prospects that really set us apart.

Based on the composition of today's robust opportunity pipeline, we expect our growth in the foreseeable future will continue to come from the defense, industrial, natural resources and medical end markets. Bidding activity in these sectors is strong, and the opportunities we are pursuing are consistent with our objective to win a long-term presence for LaBarge on significant, enduring programs and products. These factors give us confidence in LaBarge's ability to exceed the EMS industry's long-term expected growth rate.

7 OF OUR TOP 12 CUSTOMER RELATIONSHIPS SPAN MORE THAN A DECADE



\\\ A STRONG DEFENSE \\\

We have been particularly successful with this approach in the defense sector. Despite recent concerns about the future of defense spending, we are very optimistic about LaBarge's role on current and future military programs. We expect continued success in securing expanded involvement on many long-term defense platforms like the BLACK HAWK helicopter, F-35 Joint Strike Fighter and many advanced missile and radar programs. In addition, new customer relationships are expanding the breadth of defense programs on which we have a role.

\\\ COMMERCIAL OPPORTUNITIES \\\

The same is true in the industrial and natural resources market sectors which we expect will continue to be rich sources of new opportunities for the foreseeable future. In the industrial sector, for example, we expect order activity will remain strong with long-time customer Owens-Illinois, for which we provide thousands of electronic, electromechanical and mechanical assemblies used in glass container manufacturing systems worldwide. In addition, we are excited about several new customers in the test and measurement and semiconductor industries that are becoming more active.

In the natural resources market sector, we expect fiscal 2011 bookings will be up year-over-year as demand from customers in the oil-and-gas, mining and agriculture industries continues to strengthen. In addition, orders for equipment used in wind-power generation systems have continued to be strong into fiscal 2011.

Bidding activity in the medical market sector is also upbeat with opportunities to expand business with existing customers as well as several new customers in the medical sector. We expect bookings from the medical sector to pick up as fiscal 2011 advances.

BOOKINGS
(in millions)

LaBarge booked a record $320 million in new orders during fiscal 2010, and advanced its business development strategy by securing new awards from existing customers and establishing new customer relationships. Some of these wins will have a positive near-term impact on sales and earnings; others will benefit LaBarge over the long term as new customer relationships develop and grow.


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Strategic capital investments are helping LaBarge expand capabilities, improve operating efficiencies and open doors to new opportunities. New state-of-the-art equipment allows quick changeovers and tremendous flexibility when manufacturing printed circuit board assemblies (PCBAs) in low-to-moderate volumes. A high-performance cleaning system (left) removes contaminants from high-reliability PCBAs.



\\\ Our Financial Strength



$1.5
MILLION IN COST SAVINGS THROUGH OPERATIONAL EXCELLENCE ACTIVITIES

LABARGE'S FINANCIAL HEALTH IS ONE OF ITS MAJOR STRENGTHS. During fiscal 2010, we outperformed our direct competitors and the overall EMS industry, as well as most industrial companies in general. We grew revenues, expanded gross margin by 130 basis points, reduced total debt by 18 percent and maintained a healthy level of cash flow from operations. Our financial strength validates LaBarge's staying power as a reliable manufacturing partner and sets us apart in our industry.

\\\ FINANCIAL AGILITY \\\

In fiscal 2009, when the recession was in full force, our solid balance sheet and strong cash flow gave us the wherewithal to simultaneously weather the turbulent economic environment, finance a strategic acquisition and make important capital investments in expanded capabilities and enhanced manufacturing operations. In fiscal 2010, our healthy financial condition gave us the agility to respond quickly when the turnaround came, parlaying the earlier investments plus an additional $4.2 million in capital improvements into greater capabilities for our customers, and expanded business opportunities and improved operating efficiencies for LaBarge.

\\\ CONSERVATIVE DISCIPLINES \\\

In fiscal 2011 and beyond, we will maintain the conservative financial disciplines we have in place, using excess cash flow to further reduce debt and make additional strategic investments in our manufacturing operations and people. These actions will help us remain competitive and maintain gross margins. Based on our capabilities and the technically challenging applications we take on, LaBarge's gross margins have ranged between 18.6 percent and 21.6 percent in the last five years, significantly better than the single-digit gross margins common in the EMS industry. We believe this is an appropriate and sustainable range for our gross margins over the long term.

Another important component of LaBarge's financial strength is its approach to new business generation. Our customer base is typically blue chip and generally comprised of large, well-established companies that represent limited credit risk. In our business development efforts, we focus on engaging with high-quality companies to ensure our accounts receivable portfolio remains well diversified and of good quality.



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DEBT-TO-EQUITY RATIO

Healthy cash flow from operating activities allowed LaBarge to make excellent strides in debt reduction during fiscal 2010. Total debt at fiscal year-end declined 18 percent from the previous fiscal year-end. Stockholders' equity was up 12 percent from a year earlier. In addition, earnings before interest, taxes, depreciation and amortization (EBITDA) covered interest expense by more than 19 times.

32%

LaBarge specializes in producing sophisticated electronic products and systems for a diverse array of market sectors where reliability and peak performance are vital. Some customers require full tracking and traceability of their products down to the component level. LaBarge has the ability to assist customers with their traceability requirements through a new automated quality tracking system (right).





\\\ Our Performance Culture

AN EVOLUTION IS HAPPENING IN THE HIGH-COMPLEXITY SECTOR OF THE EMS MARKETPLACE and LaBarge is positioned to benefit. OEMs requiring these specialized capabilities are implementing more far-reaching outsourcing initiatives than in the past, while at the same time trimming their ranks of suppliers in favor of fewer, more advanced supplier-partners. This evolution is encouraging OEMs to outsource larger and more complex pieces of business, creating new opportunities for specialized EMS companies. Our objective is to become the provider of choice within our focused business niche. Our continuous improvement culture is helping us meet the many and diverse demands that accompany that goal and sharpen our competitive edge.

Our employees understand that we succeed by helping our customers succeed. Our high-performance environment focuses on innovative problem solving to achieve better results for our customers.

\\\ CONTINUOUS IMPROVEMENT \\\

In our business, continuous improvement is closely tied to foresight and adaptability. Our systems, processes and people must be able to adapt to changing customer expectations, technology and the competitive landscape. Part of this effort requires investing in new tools and technologies, which we did in fiscal 2009, ahead of the economic upturn, through significant investments in new state-of-the-art manufacturing equipment specifically designed for the needs of our business niche. Our expanded manufacturing capabilities have improved our operating efficiencies and our competitive posture, giving us tremendous manufacturing flexibility and opening doors to new customers and opportunities.

\\\ OPERATIONAL EXCELLENCE \\\

Investments in operational excellence activities and training are critical, too. We are continuing to make significant strides throughout LaBarge in advancing operational excellence, quality and supply chain management initiatives. Essential methodologies like Lean and Six Sigma are integrated into our culture and are producing measurable results. In fiscal 2010, operational excellence activities generated more than $1.5 million in cost savings through productivity improvements and reduced waste.



$4.2 MILLION INVESTED IN ADDITIONAL CAPITAL IMPROVEMENTS

We trained nearly 1,000 employees in Lean and operational excellence methodologies, and we have developed a Green Belt training program to engage our workforce in the continuous improvement process.

The bottom line is that our continuous improvement culture is helping us be more efficient in our operations, more valuable to our customers, and more competitive in our industry.


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CASH FLOW VS. CAP EX
(in millions)

NET CASH PROVIDED BY OPERATING ACTIVITIES

CAPITAL EXPENDITURES

LaBarge generated $14 million in cash from operating activities in fiscal 2010 versus $29.6 million in the previous fiscal year as the company invested in inventories and receivables related to its increased demand. The company's practice is to use cash flow to reduce debt and to reinvest in the business through capital improvements to its manufacturing facilities. Over the last five years, LaBarge has invested an average of $5.8 million annually in capital improvements.



LaBarge's cross-functional team of engineers, program managers and lean experts works hand-in-glove with customers to find cost-effective solutions for their most challenging electronics manufacturing requirements. One example is the TOW anti-armor weapon system for which LaBarge was able to cut the time needed to build a single complex wiring harness in half (left).





Financial Report

Selected Financial Data

(in thousands, except per-share amounts)

	FISCAL YEAR ENDED				
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008	JULY 1, 2007	JULY 2, 2006
Net sales	**$289,303**	$273,368	$279,485	$235,203	$190,089
Earnings before income taxes	**22,035**	16,667	23,838	17,999	15,964
Net earnings	**$ 14,888**	$ 10,338	$ 14,827	$ 11,343	$ 9,708
Basic net earnings per share	**$ 0.95**	$ 0.67	$ 0.98	$ 0.75	$ 0.64
Diluted net earnings per share	**$ 0.93**	$ 0.64	$ 0.92	$ 0.71	$ 0.60
Total assets	**$204,522**	$190,835	$160,472	$142,582	$140,350
Long-term debt	**37,327**	45,488	5,129	11,431	22,193

No cash dividends have been paid during the periods presented.

The Company acquired Pensar Electronic Solutions, LLC ("Pensar") on December 22, 2008. Therefore, the Company's financial results for the fiscal year ended June 27, 2010, includes 52 weeks of Pensar activity, compared with 27 weeks of activity for the fiscal year ended June 28, 2009. The impact of the Pensar acquisition is described in the Results of Operations section that follows.

STOCK PRICE AND CASH DIVIDENDS: LaBarge's common stock is listed on the NYSE Amex, under the trading symbol of "LB." The following table indicates the quarterly high and low sale prices of the stock for the fiscal years 2010 and 2009, as reported by the NYSE Amex.

FISCAL 2010	HIGH	LOW
June 29, 2009 – September 27, 2009	**$ 11.38**	**$ 8.01**
September 28, 2009 – December 27, 2009	**12.34**	**10.64**
December 28, 2009 – March 28, 2010	**13.13**	**10.40**
March 29, 2010 – June 27, 2010	**13.94**	**10.70**

FISCAL 2009	HIGH	LOW
June 30, 2008 – September 28, 2008	$16.29	$11.62
September 29, 2008 – December 28, 2008	15.72	8.47
December 29, 2009 – March 29, 2009	14.63	4.45
March 30, 2009 – June 28, 2009	9.53	6.94

HOLDERS: As of September 2, 2010, there were 1,739 holders of record of LaBarge's common stock.

DIVIDEND POLICY: The Company has paid no cash dividends on its common stock. The Company currently anticipates that it will retain any future earnings for the development, operation and expansion of its business and for possible acquisitions, and does not intend to pay cash dividends in the foreseeable future.

The following graph compares the cumulative total stockholder return (stock price appreciation plus dividends) on the Company common stock with the cumulative total return of the Russell 2000 Index and a peer group for the period indicated.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

Among LaBarge, Inc., Russell 2000 Index and a Peer Group


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LaBarge, Inc.
Russell 2000
Peer Group

Assuming $100 is invested on June 30, 2005, in the stock or index, including reinvestment of dividends and a fiscal year-end of June 30.

The Peer Group is comprised of KeyTronic Corporation, SigmaTron International, Inc., Spartan Corporation, and Sypris Solutions, Inc. The Peer Group differs from the peer group used in last year's Annual Report on Form 10-K, which was comprised of the four companies included in the current Peer Group and Three-Five Systems, Inc. The Company has changed the Peer Group this year because Three-Five Systems, Inc., is no longer a publicly traded company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

\\\ FORWARD-LOOKING STATEMENTS \\\

Certain sections of this report contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that relate to future events or the Company's future financial performance. The Company has attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "goal," "may," "will," "should," "can," "continue," or the negative of these terms or other comparable terminology. These statements include statements about the Company's market opportunity, its growth strategy, competition, expected activities, and the adequacy of its available cash resources. These statements may be found in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Risk Factors" and "Legal Proceedings." Although the Company believes that, in making any such statement, its expectations are based on reasonable assumptions, readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause the Company or its industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions as described in Item 1A, "Risk Factors" of the Company's Annual Report on Form 10-K.

Given these uncertainties, undue reliance should not be placed on such forward-looking statements. Unless otherwise required by law, the Company disclaims an obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

\\\ OVERVIEW \\\

The Company assists in the design and manufacture of sophisticated electronic and electromechanical systems and devices, and complex interconnect systems on a contract basis for its customers. Engineering and manufacturing facilities are located in Arkansas, Missouri, Oklahoma, Pennsylvania, Texas and Wisconsin.

The Company's customers conduct business in a variety of markets with significant revenues from customers in the defense, natural resources, industrial, medical, commercial aerospace and computing and communications markets. As a contract manufacturer, revenues are impacted primarily by the volume of shipments in the particular period.

The Company provides information about its end markets to demonstrate the diversity of its customer base, which the Company believes helps to reduce potential volatility in its revenue stream. However, the Company does not target customers in individual markets, but rather targets companies whose manufacturing requirements match the services and capabilities the Company provides. Within all end markets, gross profit margins vary widely by customer and by contract.

The most significant factors influencing profitability in a particular period are: the mix of contracts with deliveries in that period and the volume of sales in relation to the Company's fixed costs during that period. Delivery schedules are generally determined by the Company's customers. The significant factors that influence the profitability of the individual contracts include: (i) the competitive environment in which the contract was bid; (ii) the experience level of the Company in manufacturing these particular product(s); (iii) the stability of the design of the product(s); and (iv) the accuracy of the Company's original cost estimates as reflected in the sale price for the product(s).

The Company has a centralized sales organization. Though the selling and marketing personnel have a customer and prospective customer focus, they are not limited to exclusively developing a specific end market.

On November 25, 2008, Eclipse Aviation Corporation ("Eclipse"), a customer of the Company, announced that it filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. On March 5, 2009, the Eclipse bankruptcy was converted to Chapter 7 liquidation.

The Eclipse bankruptcy negatively impacted the Company's financial results for the fiscal year ended June 28, 2009, as described in more detail throughout the Management's Discussion and Analysis of Financial Condition and Results of Operations, and in Notes 4 and 5 to the Consolidated Financial Statements filed with this report. The end market for sales to Eclipse was commercial aerospace.

The Company acquired Pensar Electronic Solutions, LLC ("Pensar") on December 22, 2008. Therefore, the Company's financial results for the fiscal year ended June 27, 2010, includes 52 weeks of Pensar activity, compared with 27 weeks of activity for the fiscal year ended June 28, 2009. The impact of the Pensar acquisition is described in the Results of Operations section that follows.

\\\ RESULTS OF OPERATIONS – FISCAL 2010 – 2009 – 2008 \\\

BACKLOG

(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2010 VS. 2009	**JUNE 27, 2010**	JUNE 28, 2009	JUNE 29, 2008
Defense	$ (3,049)	**$ 110,430**	$ 113,479	$ 119,407
Natural resources	21,888	**36,357**	14,469	18,058
Industrial	16,301	**28,631**	12,330	20,780
Medical	(2,387)	**18,165**	20,552	11,495
Commercial aerospace	(1,643)	**1,612**	3,255	46,230
Government systems	18	**19**	1	3,743
Other	(409)	**3,513**	3,922	1,580
Total backlog	$ 30,719	**$ 198,727**	$ 168,008	$ 221,293

The backlog at June 27, 2010 increased $30.7 million from June 28, 2009. The $21.9 million increase in natural resources backlog is primarily attributable to strong bookings with wind power generation and oil and gas customers. The $16.3 million increase in industrial backlog is primarily comprised of stronger bookings of electronic assemblies used in high-performance semiconductor test equipment and systems ($5.1 million) and additional bookings of electronic and electromechanical assemblies used in capital equipment for glass container fabrication systems ($8.2 million).

The backlog at June 28, 2009 included $20.4 million from the Pensar acquisition. Absent the Pensar acquisition, the backlog from June 29, 2008 to June 28, 2009 decreased by $73.7 million. The $43.0 million reduction in commercial aerospace is primarily related to the Eclipse bankruptcy described in more detail in Notes 4 and 5 to the Consolidated Financial Statements. The remaining decline in backlog results from reduced orders in several market sectors due to the economic downturn. The $9.1 million increase in medical backlog primarily resulted from the Pensar acquisition.

Approximately $30.4 million of the backlog at fiscal 2010 year-end is scheduled to ship beyond the next 12 months, pursuant to the shipment schedules of the contracts that comprise backlog. This compares with $22.9 million at fiscal year-end 2009.

NET SALES

(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2010 VS. 2009	**JUNE 27, 2010**	JUNE 28, 2009	JUNE 29, 2008
Defense	$ (5,701)	**$ 121,528**	$ 127,229	$ 107,882
Industrial	13,335	**65,416**	52,081	50,873
Natural resources	7,271	**57,521**	50,250	65,375
Medical	6,537	**31,299**	24,762	19,979
Commercial aerospace	(4,083)	**4,157**	8,240	20,386
Government systems	(4,090)	**13**	4,103	10,565
Other	2,666	**9,369**	6,703	4,425
Total net sales	$ 15,935	**$ 289,303**	$ 273,368	$ 279,485

The Pensar acquisition, which occurred in fiscal year 2009 and is described in Note 2 to the Consolidated Financial Statements, contributed $62.4 million of net sales in the 12 months ended June 27, 2010, compared with $25.9 million in the six months ended June 28, 2009. The overall increase in Pensar's sales in fiscal year 2010 versus fiscal year 2009 is primarily due to the fact that Pensar was included in the Company's results for approximately half of the 2009 fiscal year and for the entire 2010 fiscal year. The $36.5 million increase in sales for this facility during fiscal 2010 versus fiscal 2009 included an increase of $16.5 million in the natural resources market, a $10.5 million increase in the industrial market, and a $7.1 million increase in the medical market.

For the 12 months ended June 27, 2010, excluding the impact of the Pensar acquisition, sales decreased $20.6 million, versus the comparable period a year earlier. The overall economic downturn was the primary contributor to the sales decline. Excluding the impact of the Pensar acquisition, fiscal 2010 sales to defense customers decreased $5.7 million; sales to natural resources customers decreased $9.3 million; sales to industrial customers increased $2.8 million; sales to commercial aerospace customers decreased $4.1 million; and sales to other customers decreased $4.3 million, versus fiscal 2009.

Excluding the impact of the Pensar acquisition, the $5.7 million decrease in defense sales in fiscal year 2010 related to reduced shipments under several contracts to produce cable and electronic assemblies for a variety of defense applications, including military aircraft, missile systems, radar systems and shipboard programs. Sales to customers in the natural resources market were negatively impacted by the overall economic downturn. This downturn resulted in a $9.3 million decrease in natural resources sales primarily in the oil and gas sector. Government systems sales were down as the Company completed a large multi-year contract for baggage scanning equipment in December 2008. Commercial aerospace sales decreased due to the bankruptcy of Eclipse described in Notes 4 and 5 to the Consolidated Financial Statements.

The Pensar acquisition contributed $25.9 million of net sales to the 2009 fiscal year. The overall decrease in net sales between fiscal years 2009 and 2008 was primarily due to the economic downturn. The $19.3 million increase in defense sales in fiscal year 2009 related to several contracts to produce cable and electronic assemblies for a variety of defense applications, including military aircraft, missile systems, radar systems and shipboard programs. Sales to customers in the natural resources market were negatively impacted by the overall economic downturn. This downturn was partially offset by $9.7 million of natural resources sales from the Pensar acquisition, in the wind-power generation sector. The increase in medical sales was driven by $8.7 million of sales from the Pensar acquisition. Government systems sales were down as the Company completed a large multi-year contract for baggage scanning equipment in December 2008. Commercial aerospace sales decreased due to the bankruptcy of Eclipse described in Notes 4 and 5 to the Consolidated Financial Statements.

Sales to the Company's 10 largest customers represented 60.3% of total revenue in fiscal 2010, versus 64.4% in fiscal 2009 and 69.6% in fiscal 2008. The Company's top three customers and their relative contribution to fiscal year 2010 sales were Owens-Illinois, Inc, 14.0%; American Superconductor Corp., 8.8%; and Raytheon Company, 8.2%. The Company's top three customers for fiscal year 2009 were Owens-Illinois, Inc., 14.2%; Raytheon Company, 8.8%; and Schlumberger Ltd., 8.5%. The Company's top three customers for fiscal year 2008 were Owens-Illinois, Inc., 14.2%; Schlumberger Ltd., 11.2% and Modular Mining Systems, Inc., 9.4%.

COST OF SALES AND GROSS PROFIT

(dollars in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2010 VS. 2009	**JUNE 27, 2010**	JUNE 28, 2009	JUNE 29, 2008
Cost of sales	$ 9,094	**$ 231,677**	$ 222,583	$ 224,498
Percent of net sales	(130) basis pts.	**80.1%**	81.4%	80.3%
Gross profit	$ 6,841	**57,626**	50,785	54,987
Gross profit margin	130 basis pts.	**19.9%**	18.6%	19.7%

Gross profit margins vary significantly by contract. The most significant factors influencing profitability in a particular period are: the mix of contracts with deliveries in that period; and, the volume of sales in relation to the Company's fixed costs during the period. Delivery schedules are generally determined by the Company's customers. The significant factors that influence the profitability of individual contracts include: (i) the competitive environment in which the contract was bid; (ii) the experience level of the Company in manufacturing the particular product(s); (iii) the stability of the design of the product(s); and (iv) the accuracy of the Company's original cost estimates.

Cost of sales for the fiscal year ended June 27, 2010, increased $9.1 million, compared with the prior fiscal year, driven by the fiscal year 2010 sales increase of $15.9 million. Gross profit for fiscal year 2010 increased $6.8 million and gross profit margin was up 130 basis points versus the prior fiscal year. The increase in gross profit margin from 18.6% in fiscal year 2009 to 19.9% in fiscal year 2010 was primarily driven by the impact of the write-down of inventory related to the Eclipse program, described in Note 5 to the Consolidated Financial Statements. The fiscal 2009 write-down of Eclipse-related inventory increased cost of sales and reduced gross profit by $4.2 million. This write-down reduced the reported gross profit margin by 150 basis points. In addition, gross profit for fiscal year 2010 was positively impacted by $596,000, for the payment of a claim on a contract completed in the third quarter of fiscal year 2009. This represents the final settlement of this claim.

The acquisition of Pensar added cost of sales of $54.8 million and gross profit of $7.7 million in the fiscal year ended June 27, 2010. The Pensar acquisition generated gross profit margin of 12.3% in the fiscal year ended June 27, 2010. Excluding the Pensar acquisition, the gross profit margin would have been 22.0% for the 12 months ended June 27, 2010.

Cost of sales for the fiscal year ended June 28, 2009 decreased $1.9 million, compared with the prior fiscal year, driven by the fiscal year 2009 sales decline of $6.1 million. Gross profit for fiscal year 2009 was down $4.2 million and gross profit margin was down 110 basis points versus the prior fiscal year. The decline in gross profit margin from 19.7% in fiscal year 2008 to 18.6% in fiscal year 2009 was primarily driven by the write-down of inventory related to the Eclipse program described in Note 5 to the Consolidated Financial Statements and the acquisition of Pensar. In addition, gross profit margin was negatively impacted by a percentage drop in sales that exceeded the percentage drop in indirect manufacturing expenses.

The acquisition of Pensar added cost of sales of $23.6 million and gross profit of $2.3 million in the fiscal year ended June 28, 2009. The Pensar operation generated gross profit margin of 8.8% in the fiscal year ended June 28, 2009. The Pensar gross profit margin was negatively impacted by the step up of work in process and finished goods inventory as part of the allocation of the acquisition purchase price, which added $218,000 to cost of sales recorded by the Pensar operation. Excluding the Pensar operation, the gross profit margin would have been 19.6% for the 12 months ended June 28, 2009, a decrease of 10 basis points, compared with the same period in fiscal 2008.

Absent the Eclipse write-off and the impact of the Pensar acquisition, the gross profit margin would have been 21.3% for the fiscal year ended June 28, 2009, which is 160 basis points higher than the fiscal year ended June 29, 2008.

During the fiscal year ended June 29, 2008, the Company's gross margin was negatively impacted by higher than anticipated labor and material costs on certain early-stage long-term contracts that were not fully recoverable from the Company's customers, and start-up expenses on a significant new contract for the assembly of heavy mechanical products in the industrial market. In addition, in the fiscal year ended June 29, 2008, the Company recorded costs of $248,000, to account for the actual and anticipated loss on current and future shipments on one particular defense program for which the Company experienced significant design changes.

SELLING AND ADMINISTRATIVE EXPENSE

(dollars in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2010 VS. 2009	**JUNE 27, 2010**	JUNE 28, 2009	JUNE 29, 2008
Selling and administrative expense	$ 1,125	**$ 33,935**	$ 32,810	$ 29,557
Percent of net sales	30 basis pts.	**11.7%**	12.0%	10.6%

Selling and administrative expense increased by $1.1 million for the 12 months ended June 27, 2010, compared with the 12 months ended June 28, 2009. The selling and administrative expenses for the Pensar acquisition were $3.8 million in the 12 months ended June 27, 2010, compared with $2.1 million in the six months ended June 28, 2009. Excluding the impact of the Pensar acquisition, selling and administrative expense decreased $522,000 for the 12 months ended June 27, 2010, compared with the 12 months ended June 28, 2009. The decrease in expenses is primarily attributable to the $3.7 million write-off of the Eclipse accounts receivable expensed during the second quarter of fiscal 2009. In addition, fringe benefit expense decreased $342,000, professional service fees decreased $287,000, employee relocation expenses decreased $130,000, and amortization expense decreased $246,000, compared with the year-ago period. These decreases were offset by increases in incentive compensation of $3.2 million, higher salaries and wages of $638,000, and tax expense of $346,000.

In fiscal year 2009, the major factors increasing selling and administrative expense, compared with fiscal 2008, were: the write-off of the Eclipse accounts receivable of $3.7 million, the acquisition of Pensar of $2.1 million, and higher salaries and wages due to head count and wage inflation of $1.4 million. Partially offsetting these increases were lower incentive compensation expense of $3.1 million, lower commissions of $575,000, and reduced personnel recruiting and relocation expenses of $259,000.

INTEREST EXPENSE

(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2010 VS. 2009	**JUNE 27, 2010**	JUNE 28, 2009	JUNE 29, 2008
Interest expense	$ 417	**$ 1,711**	$ 1,294	$ 1,459

Interest expense increased in fiscal year 2010 from the prior year due to the full-year impact of carrying the debt associated with the Pensar acquisition. The debt level decreased in the fiscal year ended June 27, 2010, as a result of principal payments.

Interest expense decreased in fiscal year 2009 from the prior year due to lower average interest rates.

INCOME TAX EXPENSE

(in thousands)

		FISCAL YEAR ENDED		
	CHANGE FISCAL 2010 VS. 2009	**JUNE 27, 2010**	JUNE 28, 2009	JUNE 29, 2008
Interest expense	$ 818	**$ 7,147**	$ 6,329	$ 9,011

The effective income tax rate, prior to discrete items, for fiscal 2010 was 37%, compared with 40% and 38% in fiscal years 2009 and 2008, respectively. During the first quarter of fiscal year 2010, the Company recorded a $795,000 reduction to income tax expense from a correction in the apportionment factor for state income tax returns for fiscal years 2006 through 2009 and an increase in other tax expense, included in selling and administrative expense, of $193,000 ($125,000 after-tax) for a gross receipts tax that relates to fiscal years 2005 through 2009. The Company determined that the amounts related to prior fiscal years were not material to all prior fiscal years and, therefore, recognized the adjustments during the first quarter of fiscal year 2010. The net impact of both adjustments to net earnings was an increase of $670,000 for the 12 months ended June 27, 2010, which had a $0.04 impact on basic and diluted earnings per share. The impact on full-year net earnings for fiscal year 2010 is not material.

NET EARNINGS AND EARNINGS PER SHARE

(amounts in thousands, except per-share data)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Net earnings	**$ 14,888**	$ 10,338	$ 14,827
Basic net earnings per share	**$ 0.95**	$ 0.67	$ 0.98
Diluted net earnings per share	**$ 0.93**	$ 0.64	$ 0.92

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Average common shares outstanding — basic	**15,713**	15,498	15,198
Dilutive options and nonvested shares	**382**	546	940
Adjusted average common shares outstanding — diluted	**16,095**	16,044	16,138

All outstanding stock options and nonvested shares at June 27, 2010, June 28, 2009 and June 29, 2008, were dilutive. The stock options expire in various periods through 2014. The Company has awarded certain key executives nonvested shares tied to the Company's fiscal year 2010 financial performance. The compensation expense related to these awards is recognized quarterly. The nonvested shares vest over the next two fiscal years.

\\\ LIQUIDITY AND CAPITAL RESOURCES \\\

CASH FLOW

(in thousands)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Net cash provided by operating activities	**$ 13,997**	$ 29,620	$ 18,047
Net cash (used) by investing activities	**(5,030)**	(56,500)	(5,185)
Net cash (used) provided by financing activities	**(10,963)**	29,531	(11,608)
Net (decrease) increase in cash and cash equivalents	**$ (1,996)**	$ 2,651	$ 1,254

The Company's operations generated $14.0 million of cash in the 12 months ended June 27, 2010, compared with $29.6 million in the 12 months ended June 28, 2009. The Pensar acquisition generated positive operating cash flows of $2.1 million for the 12 months ended June 27, 2010, and $2.0 million for the six months ended June 28, 2009.

Excluding the impact of Pensar's operating cash flow, the primary driver of the $15.6 million reduction in operating cash flow, in the 12 months of fiscal 2010, versus the same period a year earlier, was a $35.5 million reduction in cash received from customers (excluding Pensar customers). This results from lower sales in the 12 months ended June 27, 2010, exclusive of the Pensar acquisition, compared with the same fiscal period in the prior year. The lower receipts were offset by a $21.0 million reduction in disbursements for inventory purchases and other costs of production. The lower inventory purchases and other production costs were primarily driven by the reduction of sales volume for the 12 months ended June 27, 2010, exclusive of the Pensar acquisition, and a reduction of purchases of long-lead materials. In addition, the cash used for payroll-related expenditures decreased by $4.7 million in the 12 months ended June 27, 2010, compared with the 12 months ended June 28, 2009, as a result of a reduction in the incentive compensation paid during fiscal year 2010, compared with incentive compensation paid in fiscal year 2009.

The $51.5 million decrease in cash used by the Company's investing activities in the 12 months ended June 27, 2010, versus the 12 months ended June 28, 2009 was driven by the $45.1 million investment in the Pensar acquisition made in the second fiscal quarter of fiscal year 2009. Capital expenditures were $4.2 million in the 12 months ended June 27, 2010. These expenditures relate primarily to facility improvements at the Houston, Joplin and Tulsa plants. Capital expenditures were $10.8 million in the 12 months ended June 28, 2009, primarily related to the Company's $2.5 million purchase of the Tulsa manufacturing facility, which had been leased in prior years, and the $4.2 million purchase of surface-mount technology equipment to expand the Company's capabilities in Pittsburgh and Tulsa.

The $40.5 million decrease in cash provided by financing activities in the 12 months ended June 27, 2010, versus the 12 months ended June 28, 2009, reflects the second quarter of fiscal 2009 borrowing of $35.0 million of senior debt and $7.9 million of short-term borrowings to acquire the assets of Pensar. In addition, the Company made debt payments during the 12 months ended June 27, 2010, of $8.2 million, versus debt payments of $1.7 million in fiscal year 2009. In fiscal year 2009, the Company paid down $10.5 million of borrowings under the revolving credit facility.

The Company's operations generated $29.6 million of cash in fiscal 2009, compared with $18.0 million in fiscal 2008. The Pensar acquisition generated positive operating cash flow of $2.0 million for fiscal year 2009. The primary driver of the increased operating cash flow was a $42.5 million reduction in disbursements for inventory purchases and other costs of production. The lower inventory purchases and other production costs were primarily driven by the reduction of sales volume in fiscal year 2009, exclusive of the Pensar acquisition, and a reduction of purchases of long lead time materials. This increase in net cash provided by operations was partially offset by a reduction of cash receipts from trade receivables of $25.0 million and a reduction of cash received from cash advances from customers of $5.2 million in fiscal year 2009, compared with fiscal year 2008. In addition, the cash used for payroll-related expenditures increased by $5.6 million in fiscal year 2009, compared with fiscal year 2008. Income tax payments made during fiscal year 2009 were $4.6 million lower than in fiscal 2008.

The Company's investing activities used $56.5 million in fiscal year 2009, compared with $5.2 million used in fiscal year 2008. The primary driver was the $45.1 million used to acquire Pensar (see Note 2 to the Consolidated Financial Statements). In addition, capital expenditures used $10.8 million, including the Company's $2.5 million purchase of the Tulsa manufacturing facility, which had been leased in prior years. Also the Company purchased $4.2 million of surface mount technology equipment to expand its capabilities in Tulsa and Pittsburgh.

The $41.1 million increase in cash provided by financing activities in fiscal year 2009 was primarily attributable to the $35.0 million of senior term debt used to finance the Pensar acquisition.

\\\ CAPITAL STRUCTURE \\\

The Company entered into a senior secured loan agreement on December 22, 2008, amended on January 30, 2009. The following is a summary of certain provisions of the agreement:

- The agreement provides for a revolving credit facility, of up to $30.0 million, which is available for direct borrowings or letters of credit. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventories. As of June 27, 2010, there were no outstanding loans under the revolving credit facility. As of June 27, 2010, letters of credit issued were $1.2 million, leaving an aggregate of up to $28.8 million available under the revolving credit facility. This credit facility matures on December 22, 2011.

- The agreement provides for an aggregate $45.0 million term loan, with quarterly principal payments beginning in September 2009 of $2.0 million, increasing to $2.5 million in September 2010 and increasing to $2.7 million in September 2011. The balance is due on December 22, 2011.

- Interest on the revolving facility and the term loan is calculated at a base rate or LIBOR plus a stated spread based on certain ratios. For the fiscal year ended June 27, 2010, the average rate was approximately 3.66%.

- All loans are secured by substantially all the assets of the Company other than real estate.

- The Company must comply with covenants and certain financial performance criteria consisting of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") in relation to debt, minimum net worth and operating cash flow in relation to fixed charges. The Company was in compliance with its borrowing agreement covenants as of and during the fiscal year ended June 27, 2010.

To mitigate the risk associated with interest rate volatility, the Company entered into an interest rate swap agreement on January 9, 2009. This pay-fixed, receive-floating rate swap limits the Company's exposure to interest rate variability and allows for better cash flow control. The swap is not used for speculative purposes.

Under the original agreement, the Company fixed the interest payments to a base rate of 1.89% plus a stated spread based on certain ratios. The beginning notional amount is $35.0 million, which will amortize simultaneously with the term loan schedule in the associated loan agreement and will mature on December 22, 2011.

On September 30, 2009, the Company made an additional payment in conjunction with the first principal payment under the loan agreement dated December 22, 2008. This additional payment required a restructuring of the interest rate swap agreement. As a result, the fixed base rate under the revised agreement increased to 1.92%. This rate will apply until the swap matures on December 22, 2011.

The interest rate swap agreement has been designated as a cash flow hedging instrument and the Company has formally documented, designated and assessed the effectiveness of the interest rate swap. The financial statement impact of ineffectiveness for the fiscal year ended June 27, 2010, was immaterial.

\\\ FAIR VALUE \\\

The Company considered the carrying amounts of cash and cash equivalents, securities and other current assets and liabilities, including accounts receivable and accounts payable, to approximate fair value because of the short maturity of these financial instruments.

The Company has considered amounts outstanding under the long-term debt agreements and determined that carrying amounts recorded in the financial statements are consistent with the estimated fair value as of June 27, 2010.

Additionally, the interest rate swap agreement, further described above, has been recorded by the Company based on the estimated fair value as of June 27, 2010.

At June 27, 2010, the Company recorded a liability of $361,000 classified within other long-term liabilities in the consolidated balance sheet, and accumulated other comprehensive loss of $222,000 (net of deferred income tax effects of $139,000) relating to the fair value of the interest rate swap agreement.

The Company has classified its financial assets and liabilities using a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's interest rate swap is valued using a present value calculation based on an implied forward LIBOR curve (adjusted for the Company's credit risk) and is classified within Level 2 of the valuation hierarchy, as presented below:

(in thousands)

	FAIR VALUE AS OF JUNE 27, 2010			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Other long-term liabilities:				
Interest rate swap derivative	$ —	$ 361	$ —	$ 361
Total	$ —	$ 361	$ —	$ 361

OTHER LONG-TERM DEBT

Other long-term debt includes capital lease agreements with outstanding balances totaling $77,000 at June 27, 2010 and $238,000 at June 28, 2009.

MATURITIES OF SENIOR LONG-TERM DEBT AND OTHER LONG-TERM OBLIGATIONS

The aggregate maturities of long-term obligations are as follows for the periods presented:

(in thousands)

FISCAL YEAR	
2011	$ 12,069
2012	25,258
Total	$ 37,327

STOCKHOLDERS' EQUITY AND DEBT

The following table shows LaBarge's equity and total debt positions:

(in thousands)

	FISCAL YEAR ENDED	
	JUNE 27, 2010	JUNE 28, 2009
Stockholders' equity	**$ 115,640**	$ 103,151
Total debt and capital lease obligations	**37,327**	45,488

The Company intends to renegotiate the senior loan agreement prior to its maturity on December 2011. Management believes the availability of funds going forward from cash generated from operations and available bank credit facilities should be sufficient to support the planned operations and capital expenditures of the Company's business for the next two fiscal years.

The following table shows LaBarge's contractual obligations as of June 27, 2010:

(in thousands)

	PAYMENT DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	**TOTAL**	**LESS THAN 1 YEAR**	**1 – 3 YEARS**	**3 – 5 YEARS**	**MORE THAN 5 YEARS**
Long-term debt	$37,250	$12,000	$25,250	$ —	$ —
Capital lease obligations	77	69	8	—	—
Operating lease obligations	7,692	2,186	2,960	1,092	1,454
Total	$45,019	$14,255	$28,218	$1,092	$1,454

\\\ CRITICAL ACCOUNTING POLICIES \\\

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. The Company believes there is a likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. Application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. The Company's senior management discusses the accounting policies described below with the Audit Committee of the Company's Board of Directors on a periodic basis.

The following discussion of critical accounting policies is intended to bring to the attention of readers those accounting policies that management believes are critical to the Company's consolidated financial statements and other financial disclosures. It is not intended to be a comprehensive list of all of the Company's significant accounting policies that are more fully described in the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K for the fiscal year ended June 27, 2010.

REVENUE RECOGNITION AND COST OF SALES

The Company's revenue is derived from units and services delivered pursuant to contracts. The Company has a significant number of contracts for which revenue is accounted for under the percentage of completion method using the units of delivery as the measure of completion. This method is consistent with the Financial Accounting Standards Board, ("FASB") Accounting Standards Codification ("ASC") Topic 605-35 (formerly the Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts"). The percentage of total revenue recognized from contracts under the percentage of completion method is generally 30-60% of total revenue in any given quarter. These contracts are primarily fixed price contracts that vary widely in terms of size, length of performance period and expected gross profit margins. Under the units of delivery method, the Company recognizes revenue when title transfers, which is usually upon shipment of the product or completion of the service.

The Company also sells products under purchase agreements, supply contracts and purchase orders that are not within the scope of ASC Topic 605-35. The Company provides goods from continuing production over a period of time. The Company builds units to the customer specifications based on firm purchase orders from the customer. The purchase orders tend to be of a relatively short duration and customers place orders on a periodic basis. The pricing is generally fixed for some length of time and the quantities are based on individual purchase orders. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition." Revenue is recognized on substantially all transactions when title transfers, which is usually upon shipment.

Therefore, revenue for contracts within the scope of ASC Topic 605-35 and for those not within the scope of ASC Topic 605-35 is recognized when title transfers, which is usually upon shipment or completion of the service.

However, the cost of sales recognized under both contract types is determined differently. The percentage-of-completion method for contracts that are within the scope of ASC Topic 605-35 gives effect to the most recent contract value and estimates of cost at completion. Contract costs generally include all direct costs, such as materials, direct labor, and subcontracts and indirect costs identifiable with or allocable to the contracts. Learning or start-up costs, including tooling and set-up costs incurred in connection with existing contracts, are charged to existing contracts. The contract costs do not include any sales, marketing or general and administrative costs. Revenue is calculated as the number of units shipped multiplied by the sales price per unit. The Company estimates the total revenue of the contract and the total contract costs and calculates the contract cost percentage and gross profit margin. The gross profit during a period is equal to the earned revenue for the period multiplied by the estimated contract gross profit margin. Thus, if no changes to estimates were made, the procedure results in every dollar of earned revenue having the same cost of earned revenue and gross profit percentage. This method is applied consistently on all of the contracts accounted for in accordance with ASC Topic 605-35.

The Company periodically reviews all estimates to complete as required by the authoritative guidance and the estimated total cost and expected gross profit are revised as required over the life of the contract. Any revisions to the estimated total cost are accounted for as a change of an estimate. A cumulative catch-up adjustment is recorded in the period of the change of the estimated costs to complete the contract. Therefore, cost of sales and gross profit in a period includes (a) a cumulative catch-up adjustment to reflect the adjustment of previously recognized profit associated with all prior period revenue recognized based on the current estimate of gross profit margin, as appropriate, and (b) an entry to record the current period costs of sales and related gross profit margin based on the current period sales multiplied by the current estimate of the gross profit margin on the contract. Cumulative adjustments are reported as a component of cost of sales.

For contracts accounted for using the percentage of completion method, management's estimates of material, labor and overhead costs on long-term contracts are critical to the Company. Due to the size, length of time and nature of many of our contracts, the estimation of costs through completion is complicated and subject to many variables. Total contract cost estimates are largely based on negotiated or estimated material costs, historical labor performance trends, business base and other economic projections. Factors that influence these estimates include inflationary trends, technical and schedule risk, performance trends, asset utilization, and anticipated labor rates.

The development of estimates of costs at completion involves procedures and personnel in all areas that provide financial or production information on the status of contracts. Estimates of each significant contract's value and estimate of costs at completion are reviewed and reassessed quarterly. Changes in these estimates result in recognition of cumulative adjustments to the contract profit in the period in which the change in estimate is made. When the current estimate of costs indicates a loss will be incurred on the contract, the total anticipated loss is recognized in that period.

Due to the significance of judgment in the estimation process described above, it is likely that different cost of sales amounts could be recorded if we used different assumptions, or if the underlying circumstances were to change. Changes in underlying assumptions, estimates, or circumstances may adversely or positively affect future financial performance.

In summary, the cumulative gross profit margin recognized through the end of the current period on a contract will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period. The current period gross profit will equal current period sales multiplied by the expected gross profit margin (on a percentage basis) on the contract plus or minus any net effect of cumulative adjustments to prior period sales under the contract.

In addition, when there is an anticipated loss on a contract, the entire loss is recorded in the period when the anticipated loss is determined. The loss is reported as a component of cost of sales. Therefore, the cumulative gross profit margin recognized through the end of the current period on a contract with an estimated loss will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period plus the provision for the additional loss on contract revenues yet to be recognized. The current period gross profit on a contract with a loss reserve will equal current period sales at a 0% gross profit margin plus or minus any net effect of cumulative adjustments to the loss reserve based on any changes to the estimated total loss on the contract.

This method of recording costs for contracts under ASC Topic 605-35 is equivalent to Alternative A as described in paragraph 35 of ASC Topic 605-35.

The contracts that are not subject to percentage of completion accounting are not subject to estimated costs of completion. Cost of sales under these contracts are based on the actual cost of material, labor and overhead charged to each job. The contract costs do not include any selling and administrative expenses. The Company generally performs the work under fixed price arrangements so the profit on the contract may be influenced by the accuracy of the estimates used at the time a particular job is bid, as reflected in the sales price for the product, including: material costs, inflation, labor costs (both hours and rates), complexity of the work, and asset utilization.

INVENTORIES

Inventories, other than work-in-process inventoried costs relating to those contracts accounted for under percentage of completion accounting, are carried at the lower of cost or market value.

Inventoried costs relating to contracts accounted for under percentage of completion accounting are stated at the actual production cost, including overhead, tooling and other related non-recurring costs, incurred to date, reduced by the amounts identified with revenue recognized on units delivered. Selling and administrative expenses are not included in inventory costs. Inventoried costs related to these contracts are reduced, as appropriate, by charging any amounts in excess of estimated realizable value to cost of sales. The costs attributed to units delivered under these contracts are based on the estimated average cost of all units expected to be produced. This average cost utilizes, as appropriate, the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. In accordance with industry practice, inventories include amounts relating to long-term contracts that will not be realized in one year. Since the inventory balance is dependent on the estimated cost at completion of a contract, inventory is impacted by all of the factors described in the Revenue Recognition and Cost of Sales section above. Inventoried costs related to those contracts not accounted for under percentage of completion accounting are carried at the lower of cost or market.

In addition, management regularly reviews all inventory for lower of cost or market value issues to determine whether any write-down to the lower of cost or market value is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions. If actual demand or market conditions are less favorable than those projected by management, inventory write-downs may be required. For the fiscal years ended June 27, 2010, June 28, 2009, and June 29, 2008, expense for the write-down of inventory to lower of cost or market value charged to income before income taxes was $1.7 million, $1.5 million, and $1.9 million, respectively. This expense does not include the $4.2 million charge related to the Eclipse bankruptcy recognized in the second quarter of fiscal 2009 as described in the Overview section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company evaluates goodwill for impairment on an annual basis on the first day of June of each fiscal year, as well as whenever events or changes in circumstances during the fiscal year indicate that the carrying amount may not be recoverable. Potential impairment of goodwill is assessed by comparing the carrying value of the reporting unit to its estimated fair value. If the carrying value of the reporting unit exceeds its fair value, an impairment loss may be required to be recorded. The Company evaluates whether any triggering events have occurred during the fiscal year, such as a significant decrease in expected cash flows at a reporting unit or changes in market or other business conditions that may indicate a potential impairment of goodwill or other intangible assets. In addition, the Company monitors its market capitalization, compared with the carrying value of the Company.

The annual goodwill impairment testing is performed in accordance with FASB ASC Topic 350, Intangibles – Goodwill and Other ("ASC 350"). Under guidelines established by FASB ASC Topic 280, Segment Reporting ("ASC 280") the Company operates as one operating segment. However, the goodwill impairment analysis is performed at a reporting unit level. A reporting unit is one level below an operating segment as defined by ASC 280. Goodwill is recorded on three of the Company's reporting units. The goodwill was a result of purchase accounting during the acquisition of these reporting units.

The Company estimates the fair value of its reporting units based on a combination of a market approach and an income approach. The income approach utilizes the discounted cash flow model and the market approach is based on market data for a group of guideline companies. The Company also considers its market capitalization on the date of the impairment testing, compared with the sum of the fair values of all reporting units including those without goodwill recorded.

The discounted cash flow analysis requires the Company to make estimates and judgments about the future cash flows of each reporting unit. The future cash flow forecasts for each reporting unit are based on historical and forecasted revenue and operating costs. This, in turn, involves further estimates such as expected future revenue and expense growth rates, working capital needs at each reporting unit and future capital expenditures required to meet the revenue growth. The discount rate is based on the estimated weighted average cost of capital for each reporting unit, which considers the risk inherent in each reporting unit.

The Company performed its annual impairment test of goodwill as of June 1, 2010, and concluded that no impairment charges were required. Total goodwill at June 1, 2010 was $43.4 million. Goodwill is recorded at three of the Company's reporting units. Based on the on the annual impairment test completed as of June 1, 2010, the Company determined that the fair value of two of the reporting units, which represented $24.2 million of the total goodwill, was substantially in excess of the carrying value of the reporting units.

The remaining reporting unit, which was acquired in December 2008, had goodwill of $19.2 million at June 1, 2010. The fair value of this reporting unit exceeded the carrying value of this unit by more than 20%. However, this is a relatively recent acquisition that was purchased prior to the economic slowdown and the disruptive events in the credit markets. The estimates and assumptions made in the Company's estimate of the fair value of this reporting unit are inherently subject to significant uncertainties, many of which are beyond the control of the Company and there is no assurance that these results can be achieved. The primary assumptions for which there is a reasonable possibility of the occurrence of variation that would significantly affect the measurement value include the assumptions regarding discount rate utilized, revenue growth, expected operating profit margins, and working capital requirements.

The following is a summary analysis of the significant assumptions used by the Company to estimate the fair value of this reporting unit using the income approach and how the assumptions were developed:

Discount rate: The discount rate represents the expected return on capital and is based on the estimated weighted average cost of capital for the reporting unit. The discount rate used in determining the fair value of the reporting unit was 16%. This rate considers the risk inherent in the projections used to estimate the fair value of the reporting unit. This rate takes into account the uncertainty about the expected revenue growth of the reporting unit and expected operating margins as well as the past performance of the reporting unit. A change in the discount rate of 1% would indicate that the fair value of the reporting unit remains in excess of the carrying value of the unit. However, it would indicate that the excess of the fair value of the reporting unit over the carrying value of the reporting unit would be less than 20%.

Revenue growth assumptions: Projected annual growth assumptions are based on the Company's and its peers historical operating performance adjusted for current and expected competitive and economic factors surrounding the electronic manufacturing services ("EMS") industry. The long term expected growth rate for the EMS industry is 7%. The Company expects sales growth rates for this reporting unit to exceed the long term industry average of 7% during the next five years as the Company recovers from the economic slowdown in fiscal years 2009 and 2010. The growth rates will then normalize to industry rates and the Company used a terminal growth rate of 3% to calculate the terminal value in the discounted cash flow analysis. The Company expects the growth rates for the reporting unit to exceed the long-term growth rate of the EMS industry because (1) the Company expects that in fiscal year 2011, and fiscal year 2012, existing customers of the reporting unit will recover to their sales rates prior to the economic slowdown, and (2) the Company believes that with access to the Company's larger sales force and more competitive financial strength the reporting unit will be able to attract new customers and gain additional business from existing customers.

Operating profit margin assumptions: The forecasted operating profit used in the income approach for the reporting unit is expected to improve in the future years as a result of implementing lean efficiency improvements, leveraging of the companywide purchasing agreements and leveraging fixed costs.

Working capital assumptions and capital expenditures: Working capital requirements were forecasted based on the reporting unit's historical performance and considering industry averages. Capital expenditures were forecasted based on current spending plans for the next two fiscal years and on industry averages, thereafter.

The Company also used the market approach to estimate the fair value of the reporting unit. The Company utilizes the guideline public company method in which valuation pricing multiples are derived from the market share prices of stocks of companies that are engaged in the same or similar lines of business as the reporting unit, and that are actively traded on a free and open market. The derived multiples are then applied to the reporting unit's financial metrics producing indications of value, which are correlated to reach a final indication of value. The Company used Earnings Before Interest Deprecation and Amortization ("EBITDA") multiples based on the last 12 months and for the next 12 months to EBITDA to estimate fair value using a market approach. These multiples range from 5.0 to 7.0 times EBITDA. In addition, the Company included a control premium in this analysis. This resulted in a market value that was within 10% of the estimated fair value using the income approach.

The Company believes the market data used in the market approach and the estimated future cash flows and discount rate used in the income approach are reasonable; however, changes in estimates could materially affect the Company's estimates of the fair value of the reporting units and therefore, the results of the Company's impairment analysis. If the current economic conditions deteriorate, causing a decline in the Company's stock price or expected cash flows, impairments to one or more businesses could occur in future periods whether or not connected to the annual impairment analysis. Any related losses or required write-downs could have a material adverse effect on the Company's financial results.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance titled, "The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162." The guidance provides for the FASB Accounting Standards Codification (the "Codification") to become the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles ("GAAP"). The Codification did not change U.S. GAAP but reorganizes the accounting literature and was effective for the Company's interim and annual periods ending after September 15, 2009. Adoption did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued guidance titled "Fair Value Measurements" (ASC Topic 820), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures required relative to fair value measurements. The Company adopted the provisions of ASC Topic 820 on June 30, 2008 for financial assets and liabilities, which did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued guidance titled "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements" (ASC Topic 715). This guidance addresses the accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Company adopted ASC Topic 715 on June 30, 2008, which did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued guidance titled "The Fair Value Option for Financial Assets and Financial Liabilities" (ASC Topic 825), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. In accordance with this guidance, an entity shall report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. The Company adopted the provisions of ASC Topic 825 on June 30, 2008, which did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued guidance titled "Business Combinations" (ASC Topic 805), which provides guidance on the accounting and reporting for business combinations. The guidance is effective for fiscal years beginning after December 15, 2008 and was adopted by the Company on June 29, 2009. Adoption did not have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued guidance titled "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (ASC Topic 815), which requires companies to disclose their objectives and strategies for using derivative instruments, whether or not designated as hedging instruments under ASC Topic 815. ASC Topic 815 was effective for the Company for the fiscal year ended June 28, 2009 and did not have a material impact on its consolidated financial statements.

In June 2008, the FASB issued FSP Emerging Issues Task Force 03-6-1 titled "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" that addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of this guidance in the first quarter of fiscal year 2010 did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance titled "Improving Disclosures about Fair Value Measurement" (Accounting Standards Update 2010-06), which requires disclosure about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. This guidance is effective for reporting periods ending after June 15, 2009. The Company adopted this guidance effective June 29, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In August 2009, the FASB issued guidance titled "Fair Value Measurements and Disclosures: Measuring Liabilities at Fair Value" (Accounting Standards Update 2009-5), which states companies determining the fair value of a liability may use the perspective of an investor that holds the related obligation as an asset. This guidance addresses practice difficulties caused by the tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. This guidance is effective for interim and annual periods beginning after August 27, 2009, and applies to all fair-value measurements of liabilities required by GAAP. No new fair-value measurements are required by this guidance. The Company adopted this guidance effective September 28, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2009, the FASB guidance titled "Consolidation" (ASC Topic 810), which amends previous guidance to require an analysis to determine whether a variable interest gives a company a controlling financial interest in a variable interest entity. An ongoing reassessment of financial responsibility is required, including interests in entities formed prior to the effective date of this guidance. This guidance also eliminates the quantitative approach previously required for determining whether a company is the primary beneficiary. It is effective for fiscal years beginning after November 15, 2009. This guidance will be adopted on June 28, 2010, and the Company does not expect this guidance will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued guidance titled "Revenue Recognition – Multiple Deliverable Revenue Arrangements" (Accounting Standards Update 2009-13), which requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. This guidance will be adopted on June 28, 2010, and the Company does not expect this guidance will have a material impact on its consolidated financial statements.

Consolidated Statements of Income

(amounts in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Net sales	**$ 289,303**	$ 273,368	$ 279,485
Cost of sales	**231,677**	222,583	224,498
Gross profit	**57,626**	50,785	54,987
Selling and administrative expense	**33,935**	32,810	29,557
Operating income	**23,691**	17,975	25,430
Interest expense	**1,711**	1,294	1,459
Other (income) expense, net	**(55)**	14	133
Earnings before income taxes	**22,035**	16,667	23,838
Income tax expense	**7,147**	6,329	9,011
Net earnings	**$ 14,888**	$ 10,338	$ 14,827
Basic net earnings per common share	**$ 0.95**	$ 0.67	$ 0.98
Average basic common shares outstanding	**15,713**	15,498	15,198
Diluted net earnings per common share	**$ 0.93**	$ 0.64	$ 0.92
Average diluted common shares outstanding	**16,095**	16,044	16,138

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(amounts in thousands, except share and per-share amounts)

	JUNE 27, 2010	JUNE 28, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 2,301**	$ 4,297
Accounts and other receivables, net	**46,807**	37,573
Inventories	**64,536**	54,686
Prepaid expenses	**1,062**	1,090
Deferred tax assets, net	**3,655**	3,055
Total current assets	**118,361**	100,701
Property, plant and equipment, net of accumulated depreciation of $35,704 at June 27, 2010, and $30,823 at June 28, 2009	**28,536**	30,624
Intangible assets, net	**9,076**	11,255
Goodwill	**43,424**	43,457
Other assets	**5,125**	4,798
Total assets	**$ 204,522**	$ 190,835
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	**$ 12,069**	$ 6,162
Trade accounts payable	**26,538**	18,354
Accrued employee compensation	**14,625**	10,957
Other accrued liabilities	**3,712**	2,483
Cash advances from customers	**2,921**	6,738
Total current liabilities	**59,865**	44,694
Long-term advances from customers for purchase of materials	**46**	47
Deferred tax liabilities, net	**2,494**	1,885
Deferred gain on sale of real estate and other liabilities	**1,219**	1,732
Long-term debt	**25,258**	39,326
Stockholders' equity:		
Common stock, $0.01 par value. Authorized 40,000,000 shares; 15,958,839 issued at June 27, 2010, and June 28, 2009, respectively, including shares in treasury	**160**	160
Additional paid-in capital	**14,582**	14,700
Retained earnings	**103,827**	88,939
Accumulated other comprehensive loss	**(222)**	(141)
Less cost of common stock in treasury shares of 234,651 at June 27, 2010 and 56,765 at June 28, 2009	**(2,707)**	(507)
Total stockholders' equity	**115,640**	103,151
Total liabilities and stockholders' equity	**$ 204,522**	$ 190,835

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(amounts in thousands)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Cash flows from operating activities:			
Net earnings	**$ 14,888**	$ 10,338	$ 14,827
Adjustments to reconcile net cash provided by operating activities, net of effects of acquisition:			
Loss on disposal of property, plant and equipment	**2**	108	45
Depreciation and amortization	**9,298**	6,930	5,290
Amortization of deferred gain on sale of real estate	**(481)**	(481)	(481)
Share-based compensation	**1,104**	1,128	1,445
Other than temporary impairment of investments	**—**	26	59
Deferred taxes	**9**	790	361
Changes in operating assets and liabilities:			
Accounts receivable, net	**(9,231)**	10,480	(10,574)
Inventories	**(9,830)**	18,589	(7,210)
Prepaid expenses	**28**	259	1,088
Trade accounts payable	**7,777**	(9,794)	3,531
Accrued liabilities	**4,250**	(3,018)	2,350
Cash advances from customers	**(3,817)**	(5,735)	7,316
Net cash provided by operating activities	**13,997**	29,620	18,047
Cash flows from investing activities:			
Acquisition, net of cash acquired	**—**	(45,074)	—
Additions to property, plant and equipment	**(4,162)**	(10,799)	(4,840)
Proceeds from disposal of property, equipment and other assets	**29**	25	130
Additions to other assets and intangibles	**(897)**	(652)	(480)
Other investing activities	**—**	—	5
Net cash used in investing activities	**(5,030)**	(56,500)	(5,185)
Cash flows from financing activities:			
Borrowings on revolving credit facility	**7,850**	50,050	91,278
Payments of revolving credit facility	**(7,850)**	(60,550)	(95,603)
Borrowings of long-term debt	**—**	42,014	—
Repayments of long-term debt	**(8,162)**	(1,654)	(6,302)
Transaction costs related to bank financing	**—**	(274)	—
Excess tax benefits from stock option exercises	**422**	3,083	213
Remittance of minimum taxes withheld as part of a net share settlement of stock option exercises	**(841)**	(3,566)	(265)
Issuance of treasury stock	**174**	613	781
Purchase of treasury stock	**(2,556)**	(185)	(1,710)
Net cash (used) provided by financing activities	**(10,963)**	29,531	(11,608)
Net (decrease) increase in cash and cash equivalents	**(1,996)**	2,651	1,254
Cash and cash equivalents at beginning of fiscal year	**4,297**	1,646	392
Cash and cash equivalents at end of fiscal year	**$ 2,301**	$ 4,297	$ 1,646

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

(amounts in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
STOCKHOLDERS' EQUITY			
Common stock, beginning of year	**$ 160**	$ 158	$ 158
Shares issued during year	**—**	2	—
Common stock, end of year	**160**	160	158
Paid-in capital, beginning of year	**14,700**	16,547	16,174
Stock compensation programs	**(118)**	(1,847)	373
Paid-in capital, end of year	**14,582**	14,700	16,547
Retained earnings, beginning of year	**88,939**	78,601	63,774
Net earnings for the year	**14,888**	10,338	14,827
Retained earnings, end of year	**103,827**	88,939	78,601
Accumulated other comprehensive loss, beginning of year	**(141)**	—	—
Other comprehensive loss for the year, net of tax	**(81)**	(141)	—
Accumulated other comprehensive loss, end of year	**(222)**	(141)	—
Treasury stock, beginning of year	**(507)**	(3,837)	(3,696)
Acquisition of treasury stock	**(3,762)**	(3,504)	(1,975)
Issuance of treasury stock	**1,562**	6,834	1,834
Treasury stock, end of year	**(2,707)**	(507)	(3,837)
Total stockholders' equity	**$ 115,640**	$ 103,151	$ 91,469
COMPREHENSIVE INCOME			
Net earnings	**$ 14,888**	$ 10,338	$ 14,827
Other comprehensive loss, net of tax	**(81)**	(141)	—
Total comprehensive income	**$ 14,807**	$ 10,197	$ 14,827
COMMON SHARES			
Common stock, beginning of year	**15,958,839**	15,773,253	15,773,253
Shares issued during year	**—**	185,586	—
Common stock, shares issued, end of year	**15,958,839**	15,958,839	15,773,253
TREASURY SHARES			
Treasury stock, beginning of year	**(56,765)**	(419,503)	(506,704)
Acquisition of shares	**(338,664)**	(293,004)	(145,038)
Issuance of shares	**160,778**	655,742	232,239
Treasury stock, end of year	**(234,651)**	(56,765)	(419,503)

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

\\\ 1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES \\\

NATURE OF OPERATIONS

LaBarge, Inc. and subsidiaries (the "Company") manufactures and assists in the design and engineering of sophisticated electronic and electromechanical systems and devices and complex interconnect systems on a contract basis for its customers in diverse markets.

The Company markets its services to customers desiring an engineering and manufacturing partner capable of developing and providing products that can perform reliably in harsh environmental conditions, such as high and low temperatures, severe shock and vibration. The Company's customers do business in a variety of markets with significant revenues from customers in the defense, government systems, medical, aerospace, natural resources, industrial and other commercial markets. As a contract manufacturer, revenues and profit levels are impacted, primarily, by the volume and mix of sales in the particular period.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of LaBarge, Inc. and its wholly-owned subsidiaries. Investments in less than 20%-owned companies are accounted for at cost. All inter-company balances and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION

The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America ("GAAP") requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgment of certain amounts included in the financial statements. Areas involving significant judgments and estimates include revenue recognition and cost of sales, inventories, and goodwill and intangible assets. Actual results could differ from those estimates.

Certain items in the prior year's consolidated financial statements have been reclassified to conform to the current year presentation. For the fiscal years ended June 28, 2009 and June 29, 2008, the Company revised its presentation of cash flows for the purchase of treasury stock, the issuance of treasury stock and the remittance of minimum taxes withheld as a part of net settlements of share-based payments. The total net cash flows provided by financing activities did not change nor did this impact any other presented financial information. The impact of the revision was not considered material to the previously issued financial statements.

During the first quarter of fiscal year 2010, the Company recorded a $795,000 reduction to income tax expense from a correction in the apportionment factor for state income tax returns for fiscal years 2006 through 2009 and an increase in other tax expense, included in selling and administrative expense, of $193,000 ($125,000 after-tax) for a gross receipts tax that relates to fiscal years 2005 through 2009. The $795,000 reduction to income tax expense is net of the federal income taxes. The Company determined that the amounts that related to prior fiscal years were not material to all prior fiscal years and, therefore, recognized the adjustments during the first quarter of fiscal year 2010. The net impact of both adjustments to net earnings was an increase of $670,000 for the 12 months ended June 27, 2010, which had a $0.04 impact on basic and diluted earnings per share. The impact on full-year net earnings for fiscal year 2010 was not material.

ACCOUNTING PERIOD

The Company uses a fiscal year ending the Sunday closest to June 30; each fiscal quarter is 13 weeks. Fiscal years 2010, 2009 and 2008 each consisted of 52 weeks.

SEGMENT REPORTING POLICY

The Company reports its operations as one segment.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

REVENUE RECOGNITION AND COST OF SALES

The Company's revenue is derived from units and services delivered pursuant to contracts. The Company has a significant number of contracts for which revenue is accounted for under the percentage of completion method using the units of delivery as the measure of completion. This method is consistent with Statement of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 605-35, formerly the Statement of Position 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The percentage of total revenue recognized from contracts under the percentage of completion method is generally 30-60% of total revenue in any given quarter. These contracts are primarily fixed price contracts that vary widely in terms of size, length of performance period and expected gross profit margins. Under the units of delivery method, the Company recognizes revenue when title transfers, which is usually upon shipment of the product.

The Company also sells products under purchase agreements, supply contracts and purchase orders that are not within the scope of FASB ASC Topic 605-35. The Company provides goods from continuing production over a period of time. The Company builds units to the customer specifications and based on firm purchase orders from the customer. The purchase orders tend to be of a relatively short duration and customers place orders on a periodic basis. The pricing is generally fixed for some length of time and the quantities are based on individual purchase orders. Revenue is recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition." Revenue is recognized on substantially all transactions when title transfers, which is usually upon shipment.

Therefore, revenue for contracts within the scope of FASB ASC Topic 605-35 and for those not within the scope of FASB ASC Topic 605-35 is recognized when title transfers, which is usually upon shipment or completion of the service.

However, the cost of sales recognized under both contract types is determined differently. The percentage-of-completion method for contracts that are within the scope of FASB ASC Topic 605-35 gives effect to the most recent contract value and estimates of cost at completion. Contract costs generally include all direct costs, such as materials, direct labor, subcontracts and indirect costs identifiable with or allocable to the contracts. Learning or start-up costs, including tooling and set-up costs incurred in connection with existing contracts, are charged to existing contracts. The contract costs do not include any sales, marketing or general and administrative costs. Revenue is calculated as the number of units shipped multiplied by the sales price per unit. The Company estimates the total revenue of the contract and the total contract costs and calculates the contract cost percentage and gross profit margin. The gross profit during a period is equal to the earned revenue for the period times the estimated contract gross profit margin. Thus, if no changes to estimates were made the procedure results in every dollar of earned revenue having the same cost of earned revenue and gross profit percentage. This method is applied consistently on all of the contracts accounted for under FASB ASC Topic 605-35.

The Company periodically reviews all estimates to complete as required by the authoritative guidance and the estimated total cost and expected gross profit are revised as required over the life of the contract. The revision to the estimated total cost is accounted for as a change of an estimate. A cumulative catch up adjustment is recorded in the period of the change in the estimated costs to complete the contract. Therefore, cost of sales and gross profit in a period includes (a) a cumulative catch-up adjustment to reflect the adjustment of previously recognized profit associated with all prior period revenue recognized based on the current estimate of gross profit margin, as appropriate, and (b) an entry to record the current period costs of sales and related gross profit margin based on the current period sales multiplied by the current estimate of the gross profit margin on the contract. Cumulative adjustments are reported as a component of cost of sales.

In summary, the cumulative gross profit margin recognized through the end of the current period on a contract will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period. The current period gross profit will equal current period sales multiplied by the expected gross profit margin (on a percentage basis) on the contract plus or minus any net effect of cumulative adjustments to prior period sales under the contract.

In addition, when there is an anticipated loss on a contract, the entire loss is recorded in the period when the anticipated loss is determined. The loss is reported as a component of cost of sales. The cumulative gross profit margin recognized through the end of the current period on a contract with an estimated loss will equal the current estimate of the gross profit margin on the contract multiplied by the contract revenues recognized through the end of the current period plus the provision for the additional loss on contract revenues yet to be recognized. The current period gross profit on a contract with an anticipated loss will equal current period sales at a 0% gross profit margin plus or minus any net effect of cumulative adjustments to the loss based on any changes to the estimated total loss on the contract.

This method of recording costs for contracts under FASB ASC Topic 605-35 is equivalent to Alternative A as described in paragraph 35 of FASB ASC Topic 605-35.

The contracts that are not subject to the percentage of completion accounting are not subject to estimated costs of completion. Cost of sales under these contracts are based on the actual cost of material, labor and overhead charged to each job. The contract costs do not include any selling and administrative expenses.

ACCOUNTS RECEIVABLE

Accounts receivable have been reduced by an allowance for amounts that management estimates are uncollectable. This estimated allowance is based primarily on management's evaluation of the financial condition of the Company's customers. The Company considers factors, which include but are not limited to: (i) the customer's payment history, (ii) the customer's current financial condition and (iii) any other relevant information about the collectibility of the receivable. The Company considers all information available to it in order to make an informed and reasoned judgment as to whether it is probable that an accounts receivable asset has been impaired as of a specific date. The Company's policy on bad debt allowances for accounts receivable is to provide for any invoice not collected in 360 days, and to provide for additional amounts where, in the judgment of management, such an allowance is warranted based on the specific facts and circumstances.

INVENTORIES

Inventories, other than work-in-process inventoried costs relating to those contracts accounted for under FASB ASC Topic 605-35, are carried at the lower of cost or market value.

Inventoried costs relating to contracts accounted for under FASB ASC Topic 605-35 are stated at the actual production cost, including overhead, tooling and other related non-recurring costs, incurred to date, reduced by the amounts identified with revenue recognized on units delivered. Selling and administrative expenses are not included in inventory costs. Inventoried costs related to these contracts are reduced, as appropriate, by charging any amounts in excess of estimated realizable value to cost of sales. The costs attributed to units delivered under these contracts are based on the estimated average cost of all units expected to be produced. This average cost utilizes, as appropriate, the learning curve concept, which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. In accordance with industry practice, inventories include amounts relating to long-term contracts that will not be realized in one year. Since the inventory balance is dependent on the estimated cost at completion of a contract, inventory is impacted by all of the factors described in the Revenue Recognition and Cost of Sales section above.

In addition, management regularly reviews all inventory for lower of cost or market issues to market value to determine whether any write-down is necessary. Various factors are considered in making this determination, including expected program life, recent sales history, predicted trends and market conditions. If actual demand or market conditions are less favorable than those projected by management, write-downs of inventory to lower cost or market may be required. For the fiscal years ended June 27, 2010, June 28, 2009, and June 29, 2008, the expense for writing inventory down to the lower of cost or market charged to income before income taxes was $1.7 million, $1.5 million and $1.9 million (excluding the impact of the charges related to Eclipse as described in Note 5 of the Notes to Consolidated Financial Statements), respectively.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company has considered future taxable income analyses and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not be able to recognize all or part of its net deferred tax assets in the future, an adjustment to the carrying value of the deferred tax assets would be charged to income in the period in which such determination is made. Effective July 2, 2007, the Company adopted the recognition and disclosure provision of FASB ASC Topic 740. This addresses the accounting for uncertain tax position that a Company has taken or expects to take on a tax return. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers the carrying amounts of cash and cash equivalents, securities and other current assets and liabilities, including accounts receivable and accounts payable, to approximate fair value because of the short maturity of these financial instruments.

The Company has considered amounts outstanding under the long-term debt agreements and determined that carrying amounts recorded in the financial statements are consistent with the estimated fair value as of June 27, 2010.

Additionally, the interest rate swap agreement, further described in Note 11 to the Notes to Consolidated Financial Statements, has been recorded by the Company based on the estimated fair value as of June 27, 2010.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is carried at cost and includes additions and improvements which extend the remaining useful lives of the assets. Depreciation is computed on the straight-line method.

CASH EQUIVALENTS

The Company considers cash equivalents to be temporary investments that are readily convertible to cash, such as certificates of deposit, commercial paper and treasury bills with original maturities of three months or less.

CASH ADVANCES

The Company receives cash advances from customers under certain contracts. Cash advances are liquidated over the period of product deliveries.

EMPLOYEE BENEFIT PLANS

The Company has a contributory savings plan covering certain employees. The Company expenses all plan costs as incurred.

The Company offers a non-qualified deferred compensation program to certain key employees whereby they may defer a portion of their annual compensation for payment upon retirement plus a guaranteed return. The program is unfunded; however, the Company purchases Company-owned life insurance contracts through which the Company will recover a portion of its cost upon the death of the employee.

The Company also offers an employee stock purchase plan that allows eligible employees to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company recognizes an expense for the 15% discount.

As part of the Company's cost savings initiatives, the Company temporarily suspended its 401(k) matching contributions and the employee stock purchase plan in April 2009. This suspension applied to employees Company-wide, including the named executive officers. As a result, the Company recorded no expense related to these plans in the fiscal year ended June 27, 2010. The plans were reinstated for the fiscal year 2011.

SHARE-BASED ARRANGEMENTS

The Company accounts for share-based arrangements under Statements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, which requires that all share-based compensation be recognized as expense, measured at the fair value of the award. FASB ASC Topic 718 also requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

During the fiscal years ended June 27, 2010, June 28, 2009, and June 29, 2008, the Company was notified that shares issued upon the exercise of incentive stock options ("ISOs") were sold prior to being held by the employee for 12 months. These disqualifying dispositions resulted in an excess tax benefit for the Company. Since the ISOs vested prior to adoption of the FASB ASC Topic 718, the entire tax benefit of $35,000 for fiscal year 2010, $16,000 for fiscal year 2009, and $213,000 for fiscal year 2008 was recorded as an increase to additional paid-in capital.

During the fiscal years ended June 27, 2010, June 28, 2009, and June 29, 2008, nonqualified shares were exercised, which generated excess tax benefits for the Company. The excess tax benefits recorded as an increase to additional paid in capital were $387,000 for the year ended June 27, 2010, $3.1 million for the year ended June 28, 2009 and $184,000 for the fiscal year ended June 29, 2008.

No stock options were issued in the years ended June 27, 2010, June 28, 2009, and June 29, 2008. All stock options previously granted were at prices not less than fair market value of the common stock at the grant date. These options expire in various periods through 2014.

The Company has a program to award performance units tied to financial performance to certain key employees. The awards have a one-year performance period and an additional two-year service period, and compensation expense is recognized over three years. Included in diluted shares at June 27, 2010, were 119,338 shares issuable for fiscal year 2010 performance, as the performance condition was met. No performance units were issued related to fiscal year 2009, as the performance condition was not met. Included in diluted shares at June 27, 2010, June 28, 2009, and June 29, 2008, were 141,923 shares issued for fiscal 2008 performance, as the performance condition was met. The share amounts described here are the number of shares issuable upon vesting of restricted shares and are included in dilutive shares using the treasury stock method as described in Note 16 of Consolidated Financial Statements.

For the fiscal year ended June 27, 2010, total share-based compensation was $1.1 million ($691,000 after-tax), equivalent to earnings per basic and diluted share of $0.04. For the fiscal year ended June 28, 2009, total share-based compensation was $1.1 million ($678,000 after-tax), equivalent to earnings per basic and diluted share of $0.04. For the fiscal year ended June 29, 2008, total share-based compensation was $1.4 million ($891,000 after-tax), equivalent to earnings per basic and diluted share of $0.06.

GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with FASB ASC Topic 350, Intangibles – Goodwill and Other ("ASC 350"), "Goodwill and Other Intangible Assets," intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company did not have any intangible assets other than goodwill not subject to amortization during the fiscal years ended June 27, 2010, and June 28, 2009. Testing the impairment of goodwill requires comparison of the estimated fair values of each reporting unit to its carrying value. If the fair value of the reporting unit were less than its carrying value, the Company would record an impairment in accordance with ASC Topic 350.

The Company estimates the fair value of its reporting units based on a combination of a market approach and an income approach. The income approach utilizes the discounted cash flow model and the market approach is based on market data for a group of guideline companies. The Company also considers its market capitalization on the date of the impairment testing as compared to the sum of the fair values of all reporting units including those without goodwill.

The discounted cash flow analysis requires the Company to make estimates and judgments about the future cash flows of each reporting unit. The future cash flow forecasts for each reporting unit are based on historical and forecasted revenue and operating costs. This, in turn, involves further estimates such as expected future revenue and expense growth rates, working capital needs at each reporting unit and future capital expenditures required to meet the revenue growth. The discount rate is based on the estimated weighted average cost of capital for each reporting unit, which considers the risk inherent in each reporting unit.

During the fourth quarter of 2010, the Company completed its annual impairment test and determined that the fair value of its reporting units are in excess of the carrying values and that there was no impairment of goodwill. Different assumptions regarding such factors as sales levels and price changes, labor and material cost changes, interest rates and productivity could affect such valuations.

RECENTLY ADOPTED ACCOUNTING STANDARDS

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance titled, "The FASB Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162." The guidance provides for the FASB Accounting Standards Codification (the "Codification") to become the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles ("GAAP"). The Codification did not change U.S. GAAP but reorganizes the accounting literature and was effective for the Company's interim and annual periods ending after September 15, 2009. Adoption did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued guidance titled "Fair Value Measurements" (ASC Topic 820), to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures required relative to fair value measurements. The Company adopted the provisions of ASC Topic 820 on June 30, 2008 for financial assets and liabilities, which did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued guidance titled "Accounting for Deferred Compensation and Postretirement Benefits Aspects of Endorsement Split-Dollar Life Insurance Arrangements" (ASC Topic 715). This guidance addresses the accounting for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. The Company adopted ASC Topic 715 on June 30, 2008, which did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued guidance titled "The Fair Value Option for Financial Assets and Financial Liabilities" (ASC Topic 825), to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. In accordance with this guidance, an entity shall report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. The Company adopted the provisions of ASC Topic 825 on June 30, 2008, which did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued guidance titled "Business Combinations" (ASC Topic 805), which provides guidance on the accounting and reporting for business combinations. The guidance is effective for fiscal years beginning after December 15, 2008 and was adopted by the Company on June 29, 2009. Adoption did not have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued guidance titled "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (ASC Topic 815), which requires companies to disclose their objectives and strategies for using derivative instruments, whether or not designated as hedging instruments under ASC Topic 815. ASC Topic 815 was effective for the Company for the fiscal year ended June 28, 2009 and did not have a material impact on its consolidated financial statements.

In June 2008, the FASB issued FSP Emerging Issues Task Force 03-6-1 titled "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" that addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. The adoption of this guidance in the first quarter of fiscal year 2010 did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued guidance titled "Improving Disclosures about Fair Value Measurement" (Accounting Standards Update 2010-06), which requires disclosure about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance also requires those disclosures in summarized financial information at interim reporting periods. This guidance is effective for reporting periods ending after June 15, 2009. The Company adopted this guidance effective June 29, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In August 2009, the FASB issued guidance titled "Fair Value Measurements and Disclosures: Measuring Liabilities at Fair Value" (Accounting Standards Update 2009-5), which states companies determining the fair value of a liability may use the perspective of an investor that holds the related obligation as an asset. This guidance addresses practice difficulties caused by the tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. This guidance is effective for interim and annual periods beginning after August 27, 2009, and applies to all fair-value measurements of liabilities required by GAAP. No new fair-value measurements are required by this guidance. The Company adopted this guidance effective September 28, 2009. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2009, the FASB guidance titled "Consolidation" (ASC Topic 810), which amends previous guidance to require an analysis to determine whether a variable interest gives a company a controlling financial interest in a variable interest entity. An ongoing reassessment of financial responsibility is required, including interests in entities formed prior to the effective date of this guidance. This guidance also eliminates the quantitative approach previously required for determining whether a company is the primary beneficiary. It is effective for fiscal years beginning after November 15, 2009. This guidance will be adopted on June 28, 2010, and the Company does not expect this guidance will have a material impact on its consolidated financial statements.

In October 2009, the FASB issued guidance titled "Revenue Recognition – Multiple Deliverable Revenue Arrangements" (Accounting Standards Update 2009-13), which requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The guidance eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. This guidance should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. This guidance will be adopted on June 28, 2010, and the Company does not expect this guidance will have a material impact on its consolidated financial statements.

\\\ 2. ACQUISITION \\\

On December 22, 2008, the Company acquired substantially all of the assets of Pensar Electronic Solutions, LLC ("Pensar"). The acquisition of Pensar, located in Appleton, Wisconsin, provided the Company with a presence in the Upper Midwest, and added significant new medical, natural resources and industrial accounts to the Company's customer mix. Pensar is a contract electronics manufacturer that designs, engineers and manufactures low-to-medium volume, high-mix, complex printed circuit board assemblies and higher-level electronic assemblies for customers in a variety of end markets.

The purchase price was allocated to Pensar's net tangible and intangible assets based upon their estimated fair value as of the date of the acquisition. The Company believes that substantially all of the $19.1 million of goodwill will be deductible for tax purposes. Intangible assets consist of $9.7 million for Pensar's "customer list," which is being amortized over eight years, and $950,000 for "employee non-compete contracts" which is being amortized over two years.

Sales attributable to Pensar were $62.4 million for the 12 months ended June 27, 2010. The impact on the Company's net earnings for the fiscal year 2010 was an increase of $3.1 million before income tax and $1.9 million after-tax, which had a $0.12 impact on basic and diluted earnings per share for the fiscal year ended June 27, 2010.

\\\ 3. SALES AND NET SALES \\\

Sales and net sales consist of the following:

(in thousands)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Sales	**$ 289,781**	$ 274,304	$ 280,354
Less sales discounts	**478**	936	869
Net sales	**$ 289,303**	$ 273,368	$ 279,485

GEOGRAPHIC INFORMATION

The Company has no sales offices or facilities outside of the United States. Sales for exports were 10.9% of total sales for the fiscal year ended June 27, 2010. The exports exceeded 10% of total sales due to a large contract related to wind power generation equipment. This contract is denominated in U.S. dollars and, therefore, the Company does not have foreign currency risk associated with the related accounts receivable.

CUSTOMER INFORMATION

The Company's top three customers and their relative contributions to sales for fiscal year ended June 27, 2010 were as follows: Owens-Illinois, Inc., $40.4 million (14.0%); American Superconductor, $25.3 million (8.8%); and Raytheon Company, $23.7 million (8.2%). This compares with Owens-Illinois, Inc., $38.8 million (14.2%), Raytheon Company, $24.1 million (8.8%) and Schlumberger Ltd., $23.3 million (8.5%) for fiscal year ended June 28, 2009, and Owens-Illinois, Inc., $39.8 million (14.2%), Schlumberger Ltd., $31.2 million (11.2%) and Modular Mining Systems, Inc., $26.2 million (9.4%), for fiscal year ended June 29, 2008.

\\\ 4. ACCOUNTS AND OTHER RECEIVABLES, NET \\\

Accounts and other receivables consist of the following:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009
Billed shipments	**$ 46,890**	$ 35,269
Less allowance for doubtful accounts	**285**	350
Trade receivables, net	**46,605**	34,919
Other current receivables	**202**	2,654
Total	**$ 46,807**	$ 37,573

Included in accounts receivable at June 27, 2010, and June 28, 2009, were $407,000 and $791,000, respectively, of receivables due directly from the U.S. Government and $14.8 million and $13.8 million, respectively, due from customers related to contracts with the U.S. Government.

At June 27, 2010, the amounts due from the three largest accounts receivable debtors and the percentage of total accounts receivable represented by those amounts were $10.1 million (21.5%), $6.6 million (14.0%), $3.4 million (7.2%). This compares with $6.2 million (17.5%), $3.4 million (9.7%), and $2.6 million (7.3%) at June 28, 2009.

On November 25, 2008, Eclipse Aviation Corporation ("Eclipse"), a customer of the Company, announced that it filed a petition for relief under Chapter 11 of the United States Bankruptcy Code. The Company recorded additional selling and administrative expense of $3.7 million in the quarter ended December 28, 2008 to write-down the receivable from Eclipse to its estimated realizable value. (The Company also took charges against inventory as described in more detail in Note 5.) On March 5, 2009, the Eclipse bankruptcy case was converted to Chapter 7 liquidation. The Company does not expect any recovery from the bankruptcy estate.

Other current receivables as of June 28, 2009, included an income tax receivable of $2.2 million.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

This account represents amounts that may be uncollectible in future periods.

(in thousands)

FISCAL YEAR	BALANCE BEGINNING OF PERIOD	ADDITIONS CHARGED TO EXPENSE	LESS DEDUCTIONS	BALANCE END OF PERIOD
2008	$ 214	$ 72	$ 34	$ 252
2009	252	3,943	3,845	350
2010	**350**	**15**	**80**	**285**

\\\ 5. INVENTORIES \\\

Inventories consist of the following:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009
Raw materials	**$ 42,602**	$ 38,902
Work in progress	**4,658**	3,768
Inventoried costs relating to long-term contracts, net of amounts attributable to revenues recognized to date	**13,399**	9,296
Finished goods	**3,877**	2,720
Total	**$ 64,536**	$ 54,686

For the fiscal year ended June 27, 2010, June 28, 2009, and June 29, 2008, expense for the write-down of inventory to lower of cost or market charged to income before taxes was $1.7 million, $5.7 million and $1.9 million, respectively. The expense for the write-down of inventory to lower of cost or market in the fiscal year ended June 28, 2009, includes a $4.2 million charge related to the Eclipse bankruptcy described in Note 4.

The Company had approximately $4.6 million of inventory related to the production of the Eclipse E500 aircraft that was written down to its market value during the quarter ended December 28, 2008. The Company analyzed the inventory to reasonably determine the lower of cost or market value in light of the significant uncertainty surrounding the Company's future role in the production of the Eclipse E500 aircraft, if any. As a result of this analysis, the Company recorded additional cost of sales expense of $4.2 million to record inventory at the lower of cost or market value during the quarter ended December 28, 2008. The remaining inventory was valued at $422,000, which the Company was able to recover by June 28, 2009 by selling certain items to brokers and returning certain items to vendors.

The following table shows the cost elements included in the inventoried costs related to long-term contracts:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009
Production costs of goods currently in process [1]	**$ 13,054**	$ 9,115
Excess of production costs of delivered units over the estimated average cost of all units expected to be produced, including tooling and non-recurring costs	**642**	621
Unrecovered costs subject to future negotiation	**—**	69
Provision for contracts with estimated costs in excess of contract revenues	**(297)**	(509)
Total inventoried costs	**$ 13,399**	$ 9,296

[1] Selling and administrative expenses are not included in inventory costs.

The Company records a loss when the estimated costs of a contract exceed the net realizable value of such contract. Both contracts are fixed price contracts where the Company underestimated the materials cost and the inflation in commodity prices when the contracts were bid. The Company has recorded a provision equal to the amount that estimated costs would exceed the net realizable revenue over the contract.

\\\ 6. PROPERTY, PLANT AND EQUIPMENT, NET \\\

Property, plant and equipment, net is summarized as follows:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009	ESTIMATED USEFUL LIFE IN YEARS
Land	**$ 1,083**	$ 1,083	—
Building and improvements	**11,242**	10,398	3 - 40
Leasehold improvements	**4,225**	3,694	2 - 15
Machinery and equipment	**40,060**	38,099	2 - 16
Furniture and fixtures	**2,862**	2,834	3 - 16
Computer equipment	**3,801**	3,454	3
Construction in progress	**967**	1,885	—
	64,240	61,447	
Less accumulated depreciation	**35,704**	30,823	
Total	**$ 28,536**	$ 30,624	

Capital spending in fiscal year 2010 related primarily to improvements to the Houston, Joplin, and Tulsa facilities. In fiscal year 2009, capital expenditures related primarily to the purchase and improvement of the Tulsa facility and the purchase of surface mount technology equipment to expand the Company's capabilities in Pittsburgh and Tulsa.

Depreciation expense was $6.5 million, $4.9 million, and $4.2 million for the fiscal years ended June 27, 2010, June 28, 2009, and June 29, 2008, respectively.

The Company assessed its assets for impairment in accordance with ASC 360-10, Property, Plant, and Equipment – Impairment of Disposal of Long-Lived Assets ("ASC 360-10"). Impairment is realized when the undiscounted cash flows to be derived from the asset are less than its carrying amount. If impairment exists, the carrying value of the impaired asset is reduced to its net realizable value. The impairment charge is recorded in operating results. The carrying value of long-lived assets to be abandoned (for example, machinery and equipment that is no longer used in operations) is adjusted when the decision is made to abandon the asset. The Company recorded charges to the statement of income for fiscal year 2010, fiscal year 2009 and fiscal year 2008 of $196,000, $84,000 and $72,000, respectively, related to assets no longer used in operations.

\\\ 7. INTANGIBLE ASSETS, NET \\\

Intangible assets, net, are summarized as follows:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009
Software	**$ 5,446**	$ 5,133
Less accumulated amortization	**4,432**	3,972
Net software	**1,014**	1,161
Customer lists	**9,670**	13,070
Less accumulated amortization	**1,836**	3,679
Net customer lists	**7,834**	9,391
Employee agreements	**950**	950
Less accumulated amortization	**722**	247
Net employee agreements	**228**	703
Total	**$ 9,076**	$11,255

Intangible assets are amortized over periods ranging from two to eight years. Amortization expense was $2.8 million for the fiscal year ended June 27, 2010, $2.0 million for fiscal year ended June 28, 2009, and $1.1 million for fiscal year ended June 29, 2008.

The Company anticipates that amortization expense will approximate $2.1 million for fiscal year 2011, $1.9 million for fiscal year 2012, $1.7 million for fiscal year 2013, and $1.6 million for fiscal years 2014 and 2015.

The Company assessed the assets for impairment in accordance with ASC 360-10, Property, Plant, and Equipment – Impairment of Disposal of Long-Lived Assets ("ASC 360-10"). Impairment is realized when the undiscounted cash flows to be derived from the asset are less than its carrying amount. If impairment exists, the carrying value of the impaired asset is reduced to its net realizable value. The impairment charge is recorded in operating results. There was no impairment charge during fiscal years 2010, 2009 or 2008, respectively.

\\\ 8. GOODWILL \\\

Goodwill is summarized as follows:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009
Goodwill	**$ 43,424**	$ 43,457

Goodwill is recorded at three of the Company's reporting units. During the fourth quarter of fiscal 2010, in accordance with the Company's accounting policy as described in Note 1 to the Consolidated Financial Statements, the Company performed the annual impairment analysis and determined that goodwill was not impaired.

\\\ 9. OTHER ASSETS \\\

Other assets are summarized as follows:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009
Cash value of life insurance	**$ 4,723**	$ 4,482
Deposits and licenses	**186**	54
Deferred financing costs, net	**141**	233
Other	**75**	29
Total	**$ 5,125**	$ 4,798

The cash value of life insurance relates to Company-owned life insurance policies on certain current and retired key employees as described in Note 13 to the Consolidated Financial Statements.

\\\ 10. SALE-LEASEBACK TRANSACTION \\\

On March 22, 2007, the Company sold its headquarters building complex for $9.6 million. Simultaneously, the Company entered into a six-year lease with the building's new owner. The lease on the building qualifies as an operating lease. LaBarge's continuing involvement with the property is more than a minor part, but less than substantially all of the use of the property. The gain on the transaction was $3.5 million. The profit on the sale, in excess of the present value of the minimum lease payments over the lease term, was $635,000 before income tax ($391,000 after-tax) and was recorded as a gain in other income in the fiscal year ended July 1, 2007. The remainder of the gain of $2.9 million is being amortized over the six years of the lease as a reduction in rent expense. Of this amount, $481,000 was recognized in the fiscal years ended June 27, 2010, June 28, 2009, and June 29, 2008, respectively.

The obligations for future minimum lease payments as of June 27, 2010, and the amortization of the remaining deferred gain of $1.3 million is:

(in thousands)

FISCAL YEAR	MINIMUM LEASE PAYMENTS	DEFERRED GAIN AMORTIZATION	NET RENTAL EXPENSE
2011	$ 603	$ (481)	$ 122
2012	603	(481)	122
2013	435	(346)	89

\\\ 11. SHORT- AND LONG-TERM OBLIGATIONS \\\

Short-term borrowings, long-term debt and the current maturities of long-term debt consist of the following:

(amounts in thousands)

	JUNE 27, 2010	JUNE 28, 2009
Short-term borrowings:		
Revolving credit agreement:		
Balance at year-end	**$ —**	$ —
Interest rate at year-end	**3.75%**	4.00%
Average amount of short-term borrowings outstanding during period	**$ 35**	$ 2,206
Average interest rate for fiscal year	**3.79%**	4.10%
Maximum short-term borrowings at any month-end	**$ —**	$ 5,875
Senior long-term debt:		
Term loan	**$ 37,000**	$ 45,000
Other	**327**	488
Total senior long-term debt	**37,327**	45,488
Less current maturities	**12,069**	6,162
Long-term debt, less current maturities	**$ 25,258**	$ 39,326

The average interest rate was computed by dividing the sum of daily interest costs by the sum of the daily borrowings for the respective periods.

Total net cash payments for interest in fiscal years 2010, 2009, and 2008 were $1.7 million, $897,000, and $1.5 million, respectively.

SENIOR LENDER

The Company entered into a senior secured loan agreement on December 22, 2008, amended on January 30, 2009. The following is a summary of certain provisions of the agreement:

- The agreement provides for a revolving credit facility, of up to $30.0 million, which is available for direct borrowings or letters of credit. The facility is based on a borrowing base formula equal to the sum of 85% of eligible receivables and 35% of eligible inventories. As of June 27, 2010, there were no outstanding loans under the revolving credit facility. As of June 27, 2010, letters of credit issued were $1.2 million, leaving an aggregate of up to $28.8 million available under the revolving credit facility. This credit facility matures on December 22, 2011.

- The agreement provides for an aggregate $45.0 million term loan, with quarterly principal payments beginning in September 2009 of $2.0 million, increasing to $2.5 million in September 2010 and increasing to $2.7 million in September 2011. The balance is due on December 22, 2011.
- Interest on the revolving facility and the term loan is calculated at a base rate or LIBOR plus a stated spread based on certain ratios. For the fiscal year ended June 27, 2010, the average rate was approximately 3.66%.
- All loans are secured by substantially all the assets of the Company other than real estate.
- The Company must comply with covenants and certain financial performance criteria consisting of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") in relation to debt, minimum net worth and operating cash flow in relation to fixed charges. The Company was in compliance with its borrowing agreement covenants as of and during the fiscal year ended June 27, 2010.

INTEREST RATE SWAP

To mitigate the risk associated with interest rate volatility, the Company entered into an interest rate swap agreement on January 9, 2009. This pay-fixed, receive-floating rate swap limits the Company's exposure to interest rate variability and allows for better cash flow control. The swap is not used for speculative purposes.

Under the original agreement, the Company fixed the interest payments to a base rate of 1.89% plus a stated spread based on certain ratios. The beginning notional amount is $35.0 million, which will amortize simultaneously with the term loan schedule in the associated loan agreement and will mature on December 22, 2011.

On September 30, 2009, the Company made an additional payment in conjunction with the first principal payment under the loan agreement dated December 22, 2008. This additional payment required a restructuring of the interest rate swap agreement. As a result, the fixed base rate under the revised agreement increased to 1.92%. This rate will apply until the swap matures on December 22, 2011.

The interest rate swap agreement has been designated as a cash flow hedging instrument, and the Company has formally documented, designated and assessed the effectiveness of the interest rate swap. The financial statement impact of ineffectiveness for the fiscal year ended June 27, 2010, was not significant.

FAIR VALUE

The Company considers the carrying amounts of cash and cash equivalents, securities and other current assets and liabilities, including accounts receivable and accounts payable, to approximate fair value because of the short maturity of these financial instruments.

The Company has considered amounts outstanding under the long-term debt agreements and determined that carrying amounts recorded in the financial statements are consistent with the estimated fair value as of June 27, 2010.

Additionally, the interest rate swap agreement, further described above, has been recorded by the Company based on the estimated fair value as of June 27, 2010.

At June 27, 2010, the Company recorded a liability of $361,000 classified within other long-term liabilities in the consolidated balance sheet, and accumulated other comprehensive loss of $222,000 (net of deferred income tax effects of $139,000) relating to the fair value of the interest rate swap agreement.

The Company has classified its financial assets and liabilities using a three-level hierarchy for disclosure of fair value measurements, based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date, as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's interest rate swap is valued using a present value calculation based on an implied forward LIBOR curve (adjusted for the Company's credit risk) and is classified within Level 2 of the valuation hierarchy, as presented below:

(in thousands)

	FAIR VALUE AS OF JUNE 27, 2010			
	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Other long-term liabilities:				
Interest rate swap derivative	$ —	$ 361	$ —	$ 361
Total	$ —	$ 361	$ —	$ 361

OTHER LONG-TERM DEBT

Other long-term debt includes capital lease agreements with outstanding balances totaling $77,000 at June 27, 2010, and $238,000 at June 28, 2009.

MATURITIES OF SENIOR LONG-TERM DEBT

The aggregate maturities of long-term obligations are as follows:

(in thousands)

FISCAL YEAR	
2011	$ 12,069
2012	25,258
Total	**$ 37,327**

\\\ 12. OPERATING LEASES \\\

The Company operates its corporate headquarters and certain of its manufacturing facilities in leased premises and with leased equipment under noncancellable operating lease agreements having an initial term of more than one year and expiring at various dates through 2020.

Rental expense under operating leases is as follows:

(in thousands)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Initial term of more than one year	**$ 2,700**	$ 2,985	$ 2,894
Deferred gain on sale leaseback	**(481)**	(481)	(481)
Short-term rentals	**—**	—	155
Total	**$ 2,219**	$ 2,504	$ 2,568

At June 27, 2010, the future minimum lease payments under operating leases with initial noncancellable terms in excess of one year are as follows:

(in thousands)

FISCAL YEAR	
2011	$ 2,186
2012	1,629
2013	1,331
2014	547
2015	545
Thereafter	1,454
Total	**$ 7,692**

The $1.5 million due after 2015 relates to an obligation under a long-term facility lease in Huntsville, Arkansas.

\\\ 13. EMPLOYEE BENEFIT PLANS \\\

The Company has a qualified contributory savings plan under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. The plan allows eligible employees to contribute up to 60% of their compensation, with the Company matching 50% of the first $25 per month and 25% of the excess on the first 8% of this contribution. During fiscal years 2010, 2009, and 2008, Company matching contributions were $0, $419,000, and $494,000, respectively. The Company suspended the matching contributions in the third quarter of fiscal 2009 and reinstated the matching contributions on July 1, 2010. In addition, at the discretion of the Board of Directors, the Company may also make contributions dependent on profits each year for the benefit of all eligible employees under the plan. There were no such contributions for fiscal years 2010, 2009, and 2008.

The Company has a deferred compensation plan for certain employees who, due to Internal Revenue Service ("IRS") guidelines, cannot take full advantage of the contributory savings plan. This plan, which is not required to be funded, allows eligible employees to defer portions of their current compensation and the Company guarantees an interest rate of between prime and prime plus 2%. To support the deferred compensation plan, the Company may elect to purchase Company-owned life insurance. The increase in the cash value of the life insurance policies exceeded the premiums paid by $81,000, $95,000, and $90,000 in fiscal years 2010, 2009, and 2008, respectively. The cash surrender value of the Company-owned life insurance related to deferred compensation is included in other assets along with other policies owned by the Company, and was $1.8 million at June 27, 2010, compared with $1.7 million at June 28, 2009. The liability for the deferred compensation and interest thereon is included in accrued employee compensation and was $5.3 million at June 27, 2010, compared with $5.2 million at June 28, 2009.

The Company has an employee stock purchase plan that allows eligible employees to purchase common stock at the end of each quarter at 15% below the market price as of the first or last day of the quarter, whichever is lower. The Company suspended the employee stock purchase plan in the third quarter of fiscal 2009 and reinstated the plan in the first quarter of fiscal 2011. For the fiscal year June 28, 2009, 25,946 shares were purchased by employees in aggregate amount of $318,000 for which the Company recognized expense of approximately $59,000. For the fiscal year ended June 29, 2008, 24,166 shares were purchased by employees in the aggregate amount of $307,000, for which the Company recognized expense of approximately $65,000.

\\\ 14. OTHER EXPENSE (INCOME), NET \\\

The components of other income, net, are as follows:

(amounts in thousands)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Interest income	**$ (21)**	$ (8)	$ (11)
Other than temporary impairment of investments	**—**	26	59
Other, net	**(34)**	(4)	85
Total	**$ (55)**	$ 14	$ 133

\\\ 15. INCOME TAXES \\\

Total income tax expense (benefit) was allocated as follows:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Current:			
U.S. Federal	**$ 6,880**	$ 4,431	$ 7,210
State and Local	**86**	1,011	1,444
Total	**$ 6,966**	$ 5,442	$ 8,654
Deferred:			
U.S. Federal	**$ 174**	$ 750	$ 245
State and Local	**7**	137	112
Total	**$ 181**	$ 887	$ 357
Income tax expense from operations:			
U.S. Federal	**$ 7,054**	$ 5,181	$ 7,455
State and Local	**93**	1,148	1,556
Total	**$ 7,147**	$ 6,329	$ 9,011

Income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 35% as follows:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Computed "expected" tax expense	**$ 7,712**	$ 5,834	$ 8,343
Increase (decrease) in income taxes resulting from:			
Manufacturing deductions	**(358)**	(113)	(360)
Tax exposure adjustment	**(130)**	(185)	(135)
Apportionment adjustment	**(795)**	—	—
State and local tax, net	**758**	813	1,007
Other	**(40)**	(20)	156
Total	**$ 7,147**	$ 6,329	$ 9,011

The Company regularly reviews its potential tax liabilities for tax years subject to audit.

During the first quarter of fiscal year 2010, the Company recorded a $795,000 reduction to income tax expense from a correction in the apportionment factor for state income tax returns for fiscal years 2006 through 2009. See Note 1 to Consolidated Financial Statements for further discussion.

Notes to Consolidated Financial Statements
(continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009
Deferred tax assets:		
Inventories due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986 and inventory valuation provisions	**$ 2,452**	$ 1,917
Gain on sale-leaseback transaction	**502**	714
Deferred compensation	**2,329**	2,668
Loss reserves on long-term contracts	**117**	217
Accrued vacation	**495**	462
Other than temporary impairment of asset - held for sale	**295**	307
Other	**561**	361
Total gross deferred tax assets	**$ 6,751**	$ 6,646
Deferred tax liabilities:		
Goodwill and intangibles	**$ (3,324)**	$ (2,775)
Property, plant and equipment, principally due to differences in depreciation methods	**(2,228)**	(2,618)
Other	**(38)**	(83)
Total gross deferred tax liabilities	**$ (5,590)**	$ (5,476)
Net deferred tax assets	**$ 1,161**	$ 1,170

A valuation allowance is provided, if necessary, to reduce the deferred tax assets to a level, which, more likely than not, will be realized. The net deferred tax assets reflect management's belief that it is more likely than not that future operating results will generate sufficient taxable income to realize the deferred tax assets.

Total net cash payments for federal and state income taxes were $4.4 million for fiscal year 2010, $4.1 million for fiscal year 2009, and $8.4 million for fiscal year 2008.

The amount of unrecognized tax benefits as of June 27, 2010 included $28,000 of uncertain tax benefits and other items, which would impact the Company's provision for income taxes and effective tax rate if recognized. The amount of unrecognized tax benefits as of June 28, 2009, and June 29, 2008, included $158,000 and $274,000, respectively, of uncertain tax benefits and other items, which would impact the Company's provision for income taxes and effective tax rate if recognized.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 27, 2010, there was approximately $16,000 of accrued interest related to uncertain tax positions.

The Company's federal income tax return for fiscal years 2010 and 2009 are open tax years. In August 2009, the Company was notified that the IRS would be auditing the fiscal year 2008 return. The fiscal year 2008 audit was closed in fiscal year 2009 with no findings. The Company files in numerous state jurisdictions with varying statutes of limitation open from 2004 through 2009, depending on each jurisdiction's unique tax laws. During the fiscal year ended June 29, 2008, the IRS concluded its examination of the Company's federal returns for fiscal years 2005 and 2006. As a result of adjustments to the Company's claimed research and experimentation credits, and other issues, the Company settled with the IRS for $236,000. The unrecognized tax benefits were decreased by $371,000 as a result of the settlement and the expiration of certain statutes. The Company recorded $15,000 of the additional expense related to the settlement during the fiscal year ended June 29, 2008.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in thousands)

	JUNE 27, 2010	JUNE 28, 2009
Balance at beginning of the year	**$ 158**	$ 274
Reductions for tax positions of prior years	**(130)**	(116)
Balance at end of year	**$ 28**	$ 158

\\\ 16. EARNINGS PER COMMON SHARE \\\

Basic and diluted earnings per common share are computed as follows:

(amounts in thousands, except per-share amounts)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Net earnings	**$ 14,888**	$ 10,338	$ 14,827
Basic net earnings per common share	**$ 0.95**	$ 0.67	$ 0.98
Diluted net earnings per common share	**$ 0.93**	$ 0.64	$ 0.92

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated using the weighted average number of common shares outstanding during the period plus shares issuable upon vesting of restricted shares and the assumed exercise of dilutive common share options by using the treasury stock method.

(in thousands)

	FISCAL YEAR ENDED		
	JUNE 27, 2010	JUNE 28, 2009	JUNE 29, 2008
Average common shares outstanding — basic	**15,713**	15,498	15,198
Dilutive options and nonvested shares	**382**	546	940
Adjusted average common shares outstanding — diluted	**16,095**	16,044	16,138

All outstanding stock options and nonvested shares at June 27, 2010, June 28, 2009, and June 29, 2008, were dilutive. The stock options expire in various periods through 2014. The Company had awarded certain key executives nonvested shares tied to the Company's fiscal year 2008 financial performance. The compensation expense related to these awards is recognized quarterly. The nonvested shares vest over the next fiscal year.

\\\ 17. SHARE-BASED ARRANGEMENTS \\\

The Company has established the 1993 Incentive Stock Option Plan, the 1995 Incentive Stock Option Plan and the 1999 Non-Qualified Stock Option Plan (collectively, the "Plans"). The Plans provide for the issuance of up to 2.2 million shares to be granted in the form of share-based awards to key employees of the Company. In addition, pursuant to the 2004 Long Term Incentive Plan ("LTIP"), the Company provides for the issuance of up to 850,000 shares to be granted in the form of share-based awards to certain key employees and non-employee directors. The Company may satisfy the awards upon exercise with either new or treasury shares. The Company's share-based compensation awards outstanding at June 27, 2010, include stock options, restricted stock and performance units.

For the fiscal year ended June 27, 2010, total share-based compensation was $1.1 million ($691,000 after-tax), equivalent to earnings per basic and diluted shares of $0.04. For the fiscal year ended June 28, 2009, total share-based compensation was $1.1 million ($678,000 after-tax), equivalent to earnings per basic and diluted shares of $0.04. For the fiscal year ended June 29, 2008, total share-based compensation was $1.4 million ($891,000 after-tax), equivalent to earnings per basic and diluted share of $0.06.

As of June 27, 2010, the total unrecognized compensation expense related to nonvested shares and performance units was $979,000 before income tax, and the period over which it is expected to be recognized is approximately two years. At June 28, 2009, the total unrecognized compensation expense related to nonvested shares and performance units was $615,000 before income tax, and the period over which it is expected to be recognized is approximately one year.

Notes to Consolidated Financial Statements

(continued)

STOCK OPTIONS

A summary of the activity in the Company's Plans during the fiscal year ended June 27, 2010, is presented below:

	NUMBER OF SHARES	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE FAIR VALUE GRANTED OPTIONS
Outstanding at July 1, 2007	1,581,313	$ 3.90	1,581,313	$ 3.90	
Canceled	—	—	—	—	
Exercised	(99,989)	4.69	—	—	
Outstanding at June 29, 2008	1,481,324	$ 3.84	1,481,324	$ 3.84	
Canceled	(4,500)	8.54	—	—	
Exercised	(892,285)	3.08	—	—	—
Outstanding at June 28, 2009	584,539	$ 4.97	584,539	$ 4.97	
Canceled	**—**	**—**	**—**	**—**	
Exercised	**(157,887)**	**3.25**	**—**	**—**	**—**
Outstanding at June 27, 2010	**426,652**	**$ 5.61**	**426,652**	**$ 5.61**	

The following table summarizes information about stock options outstanding and exercisable as of June 27, 2010:

RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	AGGREGATE INTRINSIC VALUE [1] *(IN MILLIONS)*
$2.50 – 3.00	112,900	1.2	$ 2.85	$ 1.1
$3.03 – 5.96	121,600	3.1	3.53	1.1
$5.97– 8.54	192,152	4.2	8.54	0.7
	426,652	3.1	$ 5.61	$ 2.9

[1] The intrinsic value of a stock option is the amount by which the June 27, 2010, market value of the underlying stock exceeds the exercise price of the option.

For the fiscal years ended June 27, 2010, and June 28, 2009, the total intrinsic value of stock options exercised was $1.2 million and $8.2 million, respectively. The exercise period for all stock options generally may not exceed 10 years from the date of grant. Stock option grants to individuals generally become exercisable over a service period of one to five years. There were no stock options granted in the fiscal years ended June 27, 2010, and June 28, 2009.

PERFORMANCE UNITS AND NONVESTED STOCK

The Company's LTIP provides for the issuance of performance units, which will be settled in stock subject to the achievement of the Company's financial goals. Settlement will be made pursuant to a range of opportunities relative to net earnings. No settlement will occur for results below the minimum threshold and additional shares shall be issued if the performance exceeds the targeted goals. The compensation cost of performance units is subject to adjustment based upon the attainability of the target goals.

Upon achievement of the performance goals, shares are awarded in the employee's name, but are still subject to a two-year vesting condition. If employment is terminated (other than due to death or disability) prior to the vesting period, the shares are forfeited. Compensation expense is recognized over the performance period plus vesting period. The awards are treated as a liability award during the performance period and as an equity award once the performance targets are settled. Awards vest on the last day of the second fiscal year following the end of the performance period.

A summary of the activity of the Company's nonvested shares during the fiscal year ended June 27, 2010, is presented below:

	NUMBER OF NONVESTED SHARES	WEIGHTED AVERAGE GRANT PRICE
Nonvested shares at July 1, 2007	74,261	$ 13.33
Issued	108,084	12.29
Vested	(74,261)	13.33
Nonvested shares at June 29, 2008	108,084	$ 12.29
Issued	141,923	13.00
Vested	(108,084)	12.29
Nonvested shares at June 28, 2009	141,923	$ 13.00
Issued	**119,338**	**12.30**
Vested	**(141,923)**	**13.00**
Nonvested shares at June 27, 2010	**119,338**	**$ 12.30**

For the fiscal years ended 2010, 2009, and 2008, compensation expense related to the LTIP was $1.1 million, $1.1 million and $1.4 million, respectively.

\\\ 18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) \\\

Summarized quarterly financial data is set forth below:

(amounts in thousands, except per-share amounts)

	FISCAL QUARTER ENDED				
FISCAL YEAR 2010	**SEPTEMBER 27, 2009**	**DECEMBER 27, 2009**	**MARCH 28, 2010**	**JUNE 27, 2010**	**TOTAL**
Net sales	**$ 63,155**	**$ 69,000**	**$ 74,735**	**$ 82,413**	**$ 289,303**
Cost of sales	**50,925**	**55,300**	**59,334**	**66,118**	**231,677**
Gross profit	**12,230**	**13,700**	**15,401**	**16,295**	**57,626**
Selling and administrative expense	**8,090**	**8,858**	**8,402**	**8,585**	**33,935**
Operating income	**4,140**	**4,842**	**6,999**	**7,710**	**23,691**
Interest expense	**508**	**421**	**400**	**382**	**1,711**
Other expense (income), net	**24**	**15**	**(45)**	**(49)**	**(55)**
Earnings before income taxes	**3,608**	**4,406**	**6,644**	**7,377**	**22,035**
Income tax expense	**505**	**1,569**	**2,516**	**2,557**	**7,147**
Net earnings	**$ 3,103**	**$ 2,837**	**$ 4,128**	**$ 4,820**	**$ 14,888**
Basic net earnings per common share	**$ 0.20**	**$ 0.18**	**$ 0.26**	**$ 0.31**	**$ 0.95**
Average basic common shares outstanding	**15,743**	**15,756**	**15,710**	**15,644**	**15,713**
Diluted net earnings per common share	**$ 0.19**	**$ 0.18**	**$ 0.26**	**$ 0.30**	**$ 0.93**
Average diluted common shares outstanding	**16,048**	**16,041**	**16,010**	**16,035**	**16,095**

	FISCAL QUARTER ENDED				
FISCAL YEAR 2009	SEPTEMBER 28, 2008	DECEMBER 28, 2008	MARCH 29, 2009	JUNE 28, 2009	TOTAL
Net sales	$ 68,192	$ 68,207	$ 72,216	$ 64,753	$ 273,368
Cost of sales	53,929	57,955	57,558	53,141	222,583
Gross profit	14,263	10,252	14,658	11,612	50,785
Selling and administrative expense	8,270	9,642	7,828	7,070	32,810
Operating income	5,993	610	6,830	4,542	17,975
Interest expense	158	145	508	483	1,294
Other expense (income), net	10	6	4	(6)	14
Earnings before income taxes	5,825	459	6,318	4,065	16,667
Income tax expense	2,156	210	2,506	1,457	6,329
Net earnings	$ 3,669	$ 249	$ 3,812	$ 2,608	$ 10,338
Basic net earnings per common share	$ 0.24	$ 0.02	$ 0.24	$ 0.17	$ 0.67
Average basic common shares outstanding	15,234	15,451	15,656	15,651	15,498
Diluted net earnings per common share	$ 0.23	$ 0.02	$ 0.24	$ 0.16	$ 0.64
Average diluted common shares outstanding	16,090	16,059	16,042	16,029	16,044

\\\ MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING \\\

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934, as amended). Under the supervision and with the participation of management, including the principal executive officer and the principal financial officer, the Company assessed the effectiveness of its internal control over financial reporting as of June 27, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the report entitled "Internal Control-Integrated Framework." Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, management has concluded that, as of June 27, 2010, the Company's internal control over financial reporting is effective based on its evaluation.

The Company's independent registered public accounting firm, KPMG LLP, has issued an attestation report on the Company's internal control over financial reporting, which is included herein.



Craig E. LaBarge
Chairman of the Board, Chief Executive Officer
and President



Donald H. Nonnenkamp
Vice President, Chief Financial Officer and Secretary

\\\ REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM \\\

The Board of Directors and Stockholders

LaBarge, Inc.:

We have audited the accompanying consolidated balance sheets of LaBarge, Inc. and subsidiaries (the Company) as of June 27, 2010 and June 28, 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 27, 2010. We also have audited the Company's internal control over financial reporting as of June 27, 2010, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LaBarge, Inc. and subsidiaries as of June 27, 2010 and June 28, 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended June 27, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 27, 2010, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

KPMG LLP
St. Louis, Missouri
September 2, 2010

\\\ BOARD OF DIRECTORS \\\

Robert G. Clark ■ ●
Chairman of the Board
and Chief Executive Officer
Clayco, Inc.
St. Louis, Missouri

Thomas A. Corcoran ◆ ■ ●
President and Chief Executive Officer
Corcoran Enterprises, LLC
Potomac, Maryland

John G. Helmkamp, Jr. ◆
Retired
Formerly, Chairman of the Board
and Chief Executive Officer
Illinois State Bank and Trust
Alton, Illinois

Craig E. LaBarge
Chairman of the Board,
Chief Executive Officer and President
LaBarge, Inc.
St. Louis, Missouri

Lawrence J. LeGrand ◆ ∗
Vice Chairman of the Board
and Chief Financial Officer
Plancorp, Inc.
St. Louis, Missouri

Jack E. Thomas, Jr. ■ ●
Chairman of the Board
and Chief Executive Officer
Coin Acceptors, Inc.
St. Louis, Missouri

◆ Member of Audit Committee
■ Member of Human Resources Committee
● Member of Nominating Committee
∗ Lead Independent Director

\\\ CORPORATE OFFICERS \\\

Craig E. LaBarge
Chairman of the Board,
Chief Executive Officer and President

Randy L. Buschling
Vice President and Chief Operating Officer

Donald H. Nonnenkamp
Vice President, Chief Financial Officer
and Secretary

William D. Bitner
Vice President, Operations

Teresa K. Huber
Vice President, Operations

John R. Parmley
Vice President, Business Development

\\\ STOCKHOLDER INFORMATION \\\

Corporate Offices
LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1186
314-997-0800
www.labarge.com

Stock Exchange Information
LaBarge, Inc. Common Stock is listed and trades on the NYSE Amex Exchange under the ticker symbol LB.

Annual Meeting of Stockholders
LaBarge, Inc.'s 2010 Annual Meeting of Stockholders will be held at 4 p.m. on Wednesday, November 17, 2010, at the company's corporate offices located at 9900 Clayton Road, St. Louis, Missouri 63124. The formal notice of the meeting, proxy statement and proxy were mailed to stockholders with this annual report.

Independent Registered Public Accounting Firm
KPMG LLP
10 South Broadway, Suite 900
St. Louis, Missouri 63102-1761

Transfer Agent and Registrar
LaBarge, Inc.'s stockholder records are maintained by its transfer agent, Registrar and Transfer Company. Inquiries relating to stockholder records, stock transfers, address changes, lost certificates and other administrative matters should be addressed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
www.rtco.com
800-368-5948 Toll-free call
info@rtco.com E-mail

Investor Inquiries
Copies of LaBarge, Inc.'s Annual Report on Form 10-K to the Securities and Exchange Commission, quarterly updates, news releases and other investor information are available at no charge by visiting www.labarge.com or contacting:

Colleen P. Clements
Director, Corporate Communications

LaBarge, Inc.
9900 Clayton Road
St. Louis, Missouri 63124-1186
314-997-0800, ext. 409
investorrelations@labarge.com





LaBarge inc

9900 Clayton Road
Saint Louis, Missouri 63124-1186
314-997-0800

www.labarge.com


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